82-35029

26 February 2009

RECEIVED

2009 MAR -5 A 8:

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

09045489

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
PRELIMINARY FINAL RESULT FOR YEAR ENDED 31 DECEMBER 2008

Please find attached Media Release, Results Presentation (incorporating commentary on the results) and Appendix 4E in relation to the Westfield Group for the year ended 31 December 2008.

Also attached is the Westfield Group Shopping Centre Operational Performance Report for the year ended 31 December 2008.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Westfield

26 February 2009

MEDIA RELEASE

WESTFIELD GROUP 2008 OPERATIONAL SEGMENT EARNINGS UP 10.4% MEETS FORECAST

The Westfield Group (ASX:WDC) today announced its full year results, with operational segment earnings for the year ended 31 December 2008 of $1.94 billion, representing 100 cents per security, up 10.4% on the prior year and up 5.6% per security, on a constant currency basis. The results are in line with the forecast provided in February last year.

The distribution for the year of $2.07 billion represents 106.5 cents per security, comprising operational segment earnings per security of 100 cents and associated income hedging per security of 6.5 cents.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "The Group continued to deliver strong underlying earnings in a challenging global environment.

The benefits of the Group's global diversification have been demonstrated in these results. Strong performance from the Australian portfolio during the year has offset a deterioration of retail fundamentals in the United States, United Kingdom and New Zealand".

The statutory result prepared under AIFRS was a loss of $2.2 billion and includes non-cash mark to market adjustments of financial instruments of $(1.3) billion and asset revaluations of $(3.3) billion, the latter principally due to an increase in capitalisation rates.

These asset revaluation adjustments were offset by currency gains of $4.7 billion as a result of the appreciation of the US dollar that are shown in the balance sheet rather than the income statement, as required under Australian accounting standards.

In the four and half years since the Group's merger in July 2004, the Group has achieved cumulative asset revaluation gains of approximately $9.9 billion, inclusive of the 2008 revaluations.

Total assets of the Group were $57.7 billion at 31 December 2008, with gross property investments increasing to $53.4 billion from $48.5 billion at 31 December 2007.

The Group remains focussed on prudent capital management. Since the beginning of 2008, the Group has issued $1.6 billion of new debt, extended $1.5 billion of facilities and raised over $3 billion in equity capital. Facilities maturing in 2009 total $1.4 billion. Group gearing is currently 34.6%, with available liquidity of $8.7 billion.

The Group's portfolio of 119 high quality shopping centres across Australia, the United States, the United Kingdom and New Zealand is well positioned in the current economic environment and benefits from the substantial investment in the portfolio through the redevelopment activity over recent years.

For the 2008 year, comparable shopping centre net operating income for the portfolio grew by 2.8%, driven by growth in Australia and New Zealand of 4.7%, growth in the United States of 0.5% and a decline of 1.8% in the United Kingdom.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible
entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

For 2008, retail sales for the Group's centres in: -

- Australia were solid, with total sales growing by 7.1% and up 3.7% on a comparable basis;
- New Zealand total sales grew by 8.2% and declined 1.2% on a comparable basis;
- The United States specialty store sales were US$437 per square foot, a decrease of 6.8%.

In the United Kingdom, industry statistics showed comparable retail sales in London grew by 3.8% and declined nationally by 0.7%.

During the year, 4,905 leasing deals were completed, representing approximately 874,000 square metres of retail space. The level of leasing activity for 2008 was consistent with the level for the prior year. Portfolio occupancy at year end was 97.1%.

The Group completed nine major developments during 2008, at an aggregate project cost of $5.6 billion (WDC share $3.8 billion) including the $3.6 billion Westfield London project (WDC share $2.4 billion). The projects completed during the year achieved development revaluation gains of $317 million.

"The successful completions of our landmark projects at Westfield London and Doncaster were an outstanding achievement in a challenging environment. Both projects opened on time, very well leased and are trading in line or ahead of our target", Steven Lowy said.

There are seven projects currently under construction at a forecast investment of $4.7 billion (WDC share - $4.6 billion), including Stratford in London ($3.0 billion) and the recently commenced Sydney City project. This $860 million development is located in the heart of Australia's premier retail precinct. The project has a target yield on cost in the range of 8.00% – 8.50% and is expected to complete in 2012.

The five smaller projects under construction, representing a Group investment of $700 million, are expected to complete during 2009 and 2010.

At year end, $1.6 billion had been spent on the projects under construction with the balance of $3.0 billion to be incurred over the next four years.

The Group is not planning to commence any large project during the remainder of 2009.

"Our development activity is concentrated in Sydney and Stratford, the gateway to the London 2012 Olympics. These two projects, located in some of the best retail locations in the world, are of the highest quality and are expected to create significant long term value.

Redevelopment is a major component of our long term value creation activity and we will continue to invest in the predevelopment of our high quality opportunities in order to be in a position to commence these projects when conditions are appropriate", Steven Lowy said.

Distribution and Securityholder Purchase Plan

As announced on 27 January 2009, the distribution for the six month period ended 31 December 2008 is 53.25 cents per ordinary stapled security and will be paid to securityholders on Friday 27 February 2009.

Those securityholders who elected to participate in the Distribution Reinvestment Plan (DRP) will be allotted the new securities on 27 February 2009. The issue price of the new DRP units is $10.04 per security.

Following on from the Group's recent $2.9 billion placement and in order to provide all securityholders an opportunity to participate in the Group's capital raising, the Group will implement a Securityholder Purchase Plan (SPP). Eligible securityholders will be able to subscribe up to $5,000 to purchase new Westfield Group securities at $10.04 per security, the same price as the DRP. Securities issued under the SPP will rank for distributions from 1 January 2009. Securityholders on the register as at 7:00pm today will be eligible to participate in the SPP.

2009 Forecast

The Westfield Group's high quality global portfolio is underpinned by a strong balance sheet and management team, high occupancy levels and long term leases based on minimum contracted rents generating stable cash flows that have proven to be resilient through economic cycles.

The Group continues to focus on maintaining its balance sheet strength and where it invests its capital. The recent equity raising positions the Group to take advantage of opportunities in this environment.

As announced on 3 February 2009 in conjunction with the equity issue, operational earnings and distribution for 2009, assuming no material change in currency exchange rates or economic conditions, are forecast to be in the range of 94 cents to 97 cents per security.

ENDS

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing approximately 4,000 staff worldwide. It has investment interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing in excess of 23,000 retail outlets. With a total value of assets under management in excess of A$69 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

MEDIA RELEASE

82-35029

Westfield

Westfield Group

Full Year Results Presentation 31 December 2008

26 February 2009



Westfield London

Westfield

Disclaimer

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Westfield

2008 Full Year Result – Overview

- 2008 results in line with forecast:
  - Operational Segment Earnings of $1.94 billion – up 10.4%[1]
  - 100.01 cents per security – up 5.6%[1]
  - Distribution of 106.5 cents per security – including 6.5 cents of associated income hedging
- Net result under AIFRS for the full year of $(2.2) billion – including non cash mark to market of financial instruments of $(1.3) billion and asset revaluations of $(3.3) billion
- Gross property investments increased to $53.4 billion including currency gains of $4.7 billion
- Continued strong performance in Australia offsetting a deterioration of retail fundamentals in the United States, United Kingdom and New Zealand
- Completed 9 projects, including landmark centres at Westfield London and Westfield Doncaster at a cost of $3.8 billion (WDC share)
- Commenced the development of Stratford and the redevelopment of Sydney City at an estimated cost of $3.9 billion
- Prudent capital management
  - $2.9 billion equity raising resulting in
    - Gearing – 34.6%[2]
    - Available liquidity – $8.7 billion[2]
  - Strong investment grade credit rating – single 'A'

[1] *On a constant currency basis*

[2] *Pro forma gearing and liquidity as at 31 December 2008 includes the impact of the $2.835bn (net of costs) institutional placement completed on 4 February 2009*

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Westfield

The Westfield Group

- Global diversification with interests in 119 high quality shopping centres with over 23,800 retailers across 4 countries
- Business model – own and operate the best assets in best markets
- Proven resilience through economic cycles – stable cash flows

Asset Revaluations since 2004 Merger



Billions
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$(2.0)
$(4.0)
$2.8
$3.2
$5.1
$2.1
$(3.3)
Cumulative
$9.9bn
31 Dec '04 (6 months)
31 Dec '05
31 Dec '06
31 Dec '07
31 Dec '08

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Westfield

2009 Forecast

- Operational Segment earnings for 2009 expected to be in the range of 94 cents and 97 cents per security based on the following assumptions:

	Comparable NOI Growth
Australia and New Zealand	3.0 – 4.0%
United States	(2.0) – (3.0)%
United Kingdom	(2.0) – (3.0)%

  - No material change in USD/AUD exchange rate
  - No material change in economic conditions

- Distribution per security for 2009 expected to be in the range of 94 cents and 97 cents per security
- No major project commencements for the remainder of 2009

Westfield

Portfolio Summary as at 31 December 2008

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	8,843	12,070	1,256	1,670	23,839
GLA (million sqm)	5.9	3.7	0.6	0.4	10.6
Westfield Asset Value (billion)[1]	US$15.5	$20.9	£1.9	NZ$3.0	$49.9
Assets Under Management (billion)[2]	US$18.7	$29.3	£4.9	NZ$3.2	$69.4

Gross Lettable Area


UK
6%
Australia
35%
US
55%
NZ
4%

Assets Under Management


UK
15%
Australia
42%
US
39%
NZ
4%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*
Note: Exchange rates as at 31 December 2008 were AUD/USD 0.6897, AUD/GBP 0.4775, AUD/NZD 1.1961

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Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent		Comparable NOI Growth[2]
			Number	Area	Amount[1]	Growth[3]	
Australia & New Zealand	> 99.5%	17.2%	3,113	381,840 sqm	$1,337 psm NZ$1,057 psm	6.3%	4.7%
United States	92.6%	16.3%	1,319	3,306,004 sqf	US$45.58 psf	2.7%	0.5%
United Kingdom	98.9%	n/a	473	185,510 sqm	£638[4] psm	2.0%	(1.8)%
Group	97.1%		4,905	874,488 sqm			2.8%

[1] *As at 31 December 2008*
[2] *12 months to 31 December 2008*
[3] *31 December 2008 compared to 31 December 2007*
[4] *Includes Derby*

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Westfield

Operating Statistics – Australia and New Zealand

Retail Sales			Period to 31 December 2008[1]		
Australia	MAT	MAT Growth	12 months	6 months	3 months
Majors			2.9%	1.9%	0.0%
Specialties			4.2%	3.5%	3.3%
Total	$20.7 bn	7.1%	3.7%	2.6%	1.6%
New Zealand					
Specialties			(3.3)%	(3.0)%	(2.4)%
Total	NZ$ 2.1 bn	8.2%	(1.2)%	(1.1)%	(0.8)%

Australian Specialty Store Sales per sqm


$10,000
$9,500
$9,000
$8,500
$8,000
$7,500
$7,000
Introduction of GST
$9,643 psqm
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

[1] On a comparable basis

Australian Specialty Store Rent per sqm and Percentage Stores Leased


$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
100%
90%
80%
70%
60%
50%
Introduction of GST
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Specialty Store Rent per sqm ($)
Percentage Stores Leased

Westfield

Operating Statistics – United States

Specialty Retail Sales – US$ — Period to:

	MAT	Dec 07	Mar 08	June 08	Sep 08	Dec 08
12 month sales per square foot (MAT)	US$6.8bn	469	462	460	456	437
% change on prior quarter			(1.5)%	(0.4)%	(0.9)%	(4.2)%
% change on prior year						(6.8)%

Specialty Store Sales per sqft


US$500
US$450
US$400
US$350
US$300
US$250
US$437 psqft
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Specialty Store Rent per sqft and Percentage Stores Leased


US$50.00
US$45.00
US$40.00
US$35.00
US$30.00
US$25.00
US$20.00
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Specialty Store Rent per sqft (US$)
Percentage Stores Leased

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Westfield

Operating Statistics – United Kingdom

Retail Sales	Period to 31 December 2008[1]	
	12 months	3 months
National[2]	(0.7)%	(2.7)%
London[2]	3.8%	(1.2)%
Total	1.7%	(0.7)%

Specialty Store Rent per sqm



£700
£650
£600
£550
£500
£450
£400
2004
2005
2006
2007
2008

Percentage Stores Leased



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008

[1] British Retail Consortium-KPMG retail sales report
[2] On a comparable basis

Westfield

2008 Development Activity

- Completed 9 major developments, including landmark centres at Westfield London and Westfield Doncaster, during 2008 at a gross cost of $5.6 billion (WDC share $3.8 billion)
  - United States — Plaza Bonita, Southcenter, Topanga (Stage 2), Roseville (Stage 1)
  - Australia: — Doncaster, Geelong, Plenty Valley
  - New Zealand: — Manukau
  - United Kingdom: — London
- Total development gain from completed developments during 2008 of $317 million

Westfield

Global Development Activity

- 7 major projects currently under construction with an estimated total cost of $4.7 billion (WDC share $4.6 billion)
- $1.6 billion has been spent to date with $3.0 billion remaining to complete (WDC share)

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield[1]
United States	4	US$440 m	7.25 – 7.70%
Australia & New Zealand	2	$923 m	8.00 – 8.50%
United Kingdom – Stratford, London	1	£1,450 m	7.00 – 7.50%
Total	**7**	**$4.6 bn**	

[1] *Stabilised income/Westfield Group cost*

Westfield

Strategic Development Opportunities

- Pre-development activity continues on our high quality assets in order to be in a position to commence new projects when conditions are appropriate

United States	Australia & New Zealand	United Kingdom
■ Century City (California)	■ Belconnen (ACT)	■ Bradford
■ Garden State Plaza (New Jersey)	■ Carindale (QLD)	■ Nottingham
■ Montgomery (Maryland)	■ Fountain Gate (VIC)	
■ UTC (California)	■ Marion (SA)	
■ Valley Fair (California)	■ Mt Gravatt (QLD)	
■ West Valley (California)	■ Newmarket (NZ)	

Westfield

Operational Segment Earnings[1]

$ million	Dec 2008 Actual	Dec 2007 (Constant currency)[2]	Dec 2007 Actual	Dec 2008 Actual vs Dec 2007 (Constant currency)
Segment earnings	**1,943**	**1,760**	1,786	**10.4%**
Cents per security	**100.01c**	**94.71c**	96.12c	**5.6%**
Represented by :				
Property income	3,617	3,573	3,640	
Project and management income	191	105	108	
Total income	3,808	3,678	3,748	
Expenses	(1,156)	(1,125)	(1,147)	
Net interest expense	(576)	(654)	(674)	
Minority interests	(133)[3]	(139)	(141)	
Segment earnings	**1,943**	**1,760**	**1,786**	
Weighted average number of securities	*1,942.6*	*1,858.5*	*1,858.5*	

[1] The operational segment earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $258m ($282m Dec 07 constant currency and $293m Dec 07 actual) has been allocated to income and expenses

[2] Each item in the prior period profit and loss statement is translated at the current period exchange rate. The average exchange rates are AUD/USD 0.8598 (31/12/07 0.8388); AUD/GBP 0.4596 (31/12/07 0.4188); AUD/NZD 1.1934 (31/12/07 1.1397)

[3] Carindale Property Trust: $(9)m, Property Linked Notes: $(75)m and convertible preference securities: $(49)m

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Westfield

Income Statement by Business Segment[1]

$ million	12 months to 31 December 2008 Operational	Development	Corporate	Total
Property income	3,617	63	4	3,684
Property revaluations - completed projects	-	317	-	317
Project and management income	191	-	-	191
Net capital profits	-	-	73	73
Total income	3,808	380	77	4,265
Expenses	(1,156)	(137)	(39)	(1,332)
Mark to market of Currency derivatives	-	-	(240)	(240)
Mark to market of Interest Rate Derivatives	-	-	(1,384)	(1,384)
Net interest expense	(576)	(240)	84	(732)
Tax expense	-	-	(89)	(89)
Deferred tax benefit and tax on capital profits	-	-	631	631
Minority interests	(133)[2]	-	474[3]	341
Segment earnings	**1,943**	**3**	**(486)**	**1,460**
Property revaluations - existing centres	-	-	(3,101)	(3,101)
- assets held for development	-	(556)	-	(556)
Total Segment Earnings	**1,943**	**(553)**	**(3,587)**	**(2,197)**

[1] *The income statement has been prepared on a proportional basis. The net contribution from equity accounted properties of $(510)m has been allocated to income and expenses. Property revaluations of $(3,340)m includes equity accounted property revaluations of $(730)m*

[2] *Carindale Property Trust: $(9)m, Property Linked Notes: $(75)m and convertible preference securities: $(49)m*

[3] *Mark to market gains of $73m for Property Linked Notes and $406m relating to convertible preference securities and the revaluation of $5m for Carindale Property Trust*

Westfield

AIFRS Income Statement

$ million	12 months to Dec 2008	12 months to Dec 2007
Property income	3,213	3,189
Contribution from equity accounted investments[1]	(510)	658
Project and management income	191	108
Net capital profits	73	71
Total Income	**2,967**	**4,026**
Total expenses	(1,173)	(1,152)
Currency derivatives	(240)	(433)
EBIT	**1,554**	**2,441**
Property revaluations	(2,610)	1,740
Financing costs	(660)	(616)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	(1,009)	130
Profit before tax	**(2,725)**	**3,695**
Tax expense	(89)	(47)
Deferred tax expense and tax on capital profits	631	(188)
Minority interests	(14)	(23)
Profit after tax	**(2,197)**	**3,437**

[1] *Includes equity accounted property revaluations of $(730)m (31/12/07 $380m)*

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Westfield

Distribution Statement

	12 months to 31 December 2008	
	$m	**Cents per Security**
Operational Segment Earnings	1,943	100.01c
Income Hedging	135	6.96c
Distributable income	2,078	106.97c
Distribution	**2,069**	**106.5c**

Westfield

Property Investments

- Change in value of gross property investments

	$ billion
Gross property investments as at 31 December 2007	48.5
Revaluations	(3.3)
Exchange rate impact	4.7
Redevelopment expenditure	3.5
Gross property investments as at 31 December 2008	53.4

- Capitalisation rates for each region:

	31 Dec '08		31 Dec '07	
	Range	Weighted Avg	Range	Weighted Avg
Australia	5.0 – 7.8%	5.8%	4.5 – 7.3%	5.5%
New Zealand	6.4 – 8.3%	7.0%	5.8 – 7.5%	6.4%
United Kingdom[1]	5.3 – 8.9%	5.8%	5.2 – 5.9%	5.4%
United States	5.6 – 10.0%	6.5%	5.2 – 7.2%	6.0%

[1] *The comparable weighted average cap rate at 31 December 2008 excluding Westfield London is 6.6%*

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Westfield

Balance Sheet[1]

$ million	31 Dec '08	31 Dec '07
Cash	409	464
Property investments		
- Shopping centres	49,877	43,660
- Work in progress	1,872	3,032
- Assets held for redevelopment	1,655	1,845
Other assets	3,860	3,321
Total assets	**57,673**	**52,322**
Interest bearing liabilities	22,501	15,734
Other financial instruments[2]	-	570
Finance lease liabilities	95	86
Deferred tax	2,606	2,789
Other liabilities and minority interests	5,853	3,349
Total liabilities	**31,055**	**22,528**
Net Assets[2]	**26,618**	**29,794**

[1] *The balance sheet has been prepared on a proportional basis. The net investment in equity accounted entities of $4,891m (31/12/07 $5,131m) has been allocated to individual assets and liabilities*

[2] *Excludes $1,856m (31/12/07 $2,202m) of convertible preference securities and Property Linked Note liabilities that the Westfield Group considers as equity given their economic characteristics*

Westfield

Work in Progress and Assets Held for Redevelopment

$ million	Work in progress	Assets held for redevelopment	Total
	At 31 December 2008		
■ Australia & New Zealand	158	368	526
■ United States	559	735	1,294
■ United Kingdom	1,155	552	1,707
Total	**1,872**	**1,655**	**3,527**
Consolidated			3,295
Equity accounted			232
Total			**3,527**

Westfield

Financial Position

- Strong investment grade credit rating:
  - A- from S&P
  - A2 from Moody's
- Profile of Interest rate and foreign currency hedging at 31 December 2008:
  - Average term of fixed rate debt and interest rate hedging is 7.7 years
  - Percentage of fixed rate debt is 92% for the next two years
  - Offshore income: 5 year hedging policy
- Liquidity provided by long term committed banking facilities:
  - US$4.7 billon Global Syndicated Facility with 33 banks – US$1.7 billion maturing 2011 and US$3.0 billion maturing 2013
  - US$1.9 billion US Syndicated Facility with 24 banks maturing December 2010
  - $2.6 billion loan facilities from 9 banks maturing between 2011 and 2012
  - Weighted average term to maturity of committed financing facilities of 4.2 years
- Current liquidity of $8.7 billion
- Common borrowing structure – all unsecured, unsubordinated lenders rank pari passu irrespective of the jurisdiction of the borrower

Westfield

Facility Maturity Profile


$ billion
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.3
1.1
0.4
3.9
5.5
3.9
5.2
2.4
0.2
1.6
1.8
1.8
H1/2009
H2/2009
H1/2010
H2/2010
2011
2012
2013
2014
2015
2016
2017
2018
Bank
Bonds
Mortgages

Pro Forma Liquidity Summary as at 31 December 2008

	$ billion
Total Committed Financing Facilities	28.1
Amounts Drawn	(22.6)
Undrawn Financing Facilities	5.5
Cash	0.4
Institutional Placement	2.8
Total Liquidity	**8.7**

Westfield

Key Financial Ratios

- Financial ratios per the Westfield Group's bond offerings

	Covenant	31 Dec '08
Leverage: *Net debt / net assets*	<65%	34.6%[1]
Secured Debt: *Secured debt / total assets*	<45%	9.5%
Interest Coverage: *EBITDA / Interest Expense*	>1.5x	2.7 times[2]
Unencumbered Leverage: *Unencumbered assets / unsecured debt*	>125%	225%

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[1] *Represents pro forma balance sheet including the impact of the $2,835bn (net of costs) institutional placement completed on 4 February 2009. Actual leverage at 31 December 2008 was 39.8%*

[2] *Including the close out of interest rate swaps as a result of a reduction in debt, interest cover would be 2.5 times*

Westfield

Westfield Group

Full Year Results Presentation 31 December 2008

APPENDICES



Westfield London

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Westfield

Appendices

Westfield

Group Lease Expiry Profile



% Leased Area[1]
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
8.8%
7.9%
7.9%
8.4%
6.9%
5.0%
5.1%
4.4%
5.4%
6.2%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Australia/NZ
US
UK

Unexpired Weighted Average Lease Terms as at 31 December 2008

Anchor tenants	16.1 years
Specialty tenants	6.0 years
Weighted total	9.9 years

[1] *Based upon approximately 7.4 million sqm GLA (excluding US anchor tenants)*

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Westfield

Specialty Lease Expiry Profile – Australia and NZ



% Leased Area
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
15.7%
15.6%
14.1%
12.7%
13.5%
9.0%
4.2%
2.6%
1.5%
2.3%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Westfield

Specialty Lease Expiry Profile – United States


% Leased Area
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
9.3%
8.3%
9.0%
7.9%
6.4%
5.0%
7.0%
6.5%
9.4%
8.1%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Average base rent psf of expiring leases (US$)	$33.66	$37.30	$36.91	$38.90	$44.44	$45.20	$43.26	$50.12	$52.62	$48.77

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Westfield

Specialty Lease Expiry Profile – United Kingdom


% Leased Area
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2.0%
2.5%
5.4%
3.1%
4.3%
1.5%
4.8%
4.3%
9.1%
20.3%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Westfield

Assets Under Management

Property investments as at 31 December 2008

$ million	Westfield Group				
	Consolidated Assets	Equity Accounted Assets	Total	JV Partner Share	Total Assets Under Management
Shopping centres	43,614	6,263	49,877	15,698	65,575
Work in progress	1,834	38	1,872	158	2,030
Assets held for development	1,461	194	1,655	176	1,831
Property investments	**46,909**	**6,495**	**53,404**	**16,032**	**69,436**

Westfield

Property Investments by Segment

	12 months to 31 December 2008		
$ million	**Operational**	**Development**	**Total**
Shopping centres			
Consolidated	43,116	498	43,614
Equity accounted	6,128	135	6,263
	49,244	**633**	49,877
Work in progress and assets held for redevelopment			
Consolidated	-	3,295	3,295
Equity accounted	-	232	232
	-	**3,527**	**3,527**
Total property investments and WIP	**49,244**	**4,160**	**53,404**

Westfield

Current Projects

	Project Cost (million)	Yield Range	Anticipated Completion
Riccarton (Christchurch)	NZ $75	8.00 – 8.25%	Qtr 2 '09
Santa Anita (California)	US $120	6.25 – 6.75%	Qtr 2 '09
Culver City (California)	US $180	7.25 – 7.75%	Qtr 4 '09
Galleria at Roseville (California)	US $80	7.50 – 7.75%[1]	Qtr 4 '09
Valencia (California)[2]	US $120	9.00 – 9.50%	Qtr 1 '10
Stratford (London)	£ 1,450	7.00 – 7.50%	Qtr 2 '11
Sydney City (New South Wales)[3]	$860	8.00 – 8.50%	Qtr 2 '12
Total	$4.7 bn		

[1] *Yield range of entire project. Stage 1 (US$190 million) completed and opened November 2008*
[2] *Joint venture centre*
[3] *Represents retail component and 100 Market Street*

Westfield

Comparable Retail Sales Growth by Category – Australia

	Period to 31 December 2008		
	12 months	6 months	3 months
Department Stores	(1.5)%	(5.4)%	(7.1)%
Discount Department Stores	4.2%	4.6%	3.0%
Supermarkets	6.0%	6.3%	5.0%
Cinemas	6.5%	10.0%	15.9%
Fashion	1.8%	1.2%	1.0%
Food Catering	4.8%	5.0%	5.4%
Food Retail	3.9%	5.1%	6.6%
Footwear	4.6%	4.7%	4.3%
General Retail	2.0%	0.7%	0.6%
Homewares	1.9%	0.3%	0.2%
Jewellery	4.6%	3.5%	2.7%
Leisure	9.9%	8.6%	7.9%
Retail Services	6.6%	6.3%	6.5%
Specialties	**4.2%**	**3.5%**	**3.3%**
TOTAL	**3.7%**	**2.6%**	**1.6%**

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Westfield

Retail Sales Growth by Category – United States

12 months sales per square foot (MAT) to 31 December 2008

	Change on prior year	Change on prior quarter
Fashion	(9.4)%	(4.5)%
Jewellery	(9.8)%	(5.8)%
Leisure	(2.4)%	(5.6)%
Food retail	(2.2)%	(1.2)%
General retail	(6.8)%	(3.1)%
Cinemas	4.1%	0.8%

Westfield

Financing Facilities

- Diversified funding base made up of domestic and international bonds, syndicated bank facilities, bilateral bank facilities and secured mortgages



Australian Bond
1%
Global Syndicated
Facility
24%
US 144A Bond
24%
US Syndicated
Facility
10%
Euro Bond
4%
Bank Bilateral
Facilities
10%
GBP Bond
4%
Secured Facilities
23%

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Westfield

Operational Segment Borrowings

$ million	At 31 Dec 2008	At 31 Dec 2007
Interest bearing liabilities	22,501	15,734
Cash	(409)	(464)
Finance lease liabilities	95	86
Other financial instruments	-	570
Total net borrowings	**22,187**	**15,926**
Total borrowings	**22,187**	**15,926**
Less: Borrowings attributable to development segment		
- Work in progress and assets held for redevelopment	(3,527)	(4,877)
- Existing shopping centres – proportional development impact	(633)	(408)
Operational segment borrowings[1]	**18,027**	**10,641**

[1] *Includes equity accounted operational segment share of interest bearing liabilities less cash of $1,142m (31/12/07 $956m)*

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Westfield

Interest Rate Hedging Profile – Fixed Debt

	US$ interest payable		**£ interest payable**		**$ interest payable**	
As at Dec	US$m	Fixed Rate %	£m	Fixed Rate %	$m	Fixed Rate %
2009	(7,605.4)	5.82%	(600.0)	5.39%	(160.0)	5.46%
2010	(6,803.9)	5.93%	(600.0)	5.39%	0.0	N/A
2011	(5,980.3)	5.75%	(600.0)	5.39%	0.0	N/A
2012	(5,045.4)	5.76%	(600.0)	5.39%	0.0	N/A
2013	(4,513.8)	5.81%	(600.0)	5.39%	0.0	N/A
2014	(2,852.6)	6.22%	(600.0)	5.39%	0.0	N/A
2015	(2,736.4)	6.28%	(600.0)	5.39%	0.0	N/A
2016	(1,610.1)	6.71%	(600.0)	5.39%	0.0	N/A
2017	(1,241.0)	6.96%	0.0	N/A	0.0	N/A

Fixed rates include margin

Westfield

Interest Rate Hedging Profile – Derivatives

	$ interest receivable		US$ interest payable		£ interest payable		$ interest payable	
As at Dec	$m	Fixed Rate %	US$m	Fixed Rate %	£m	Fixed Rate %	$m	Fixed Rate %
2009	6,517.0	6.43%	(7,199.0)	5.54%	(1,976.6)	4.90%	(1,000.0)	6.35%
2010	5,750.0	6.50%	(6,599.0)	5.55%	(2,066.6)	4.82%	(1,437.5)	7.38%
2011	5,000.0	6.37%	(7,029.0)	5.54%	(1,576.6)	4.89%	(2,263.0)	5.90%
2012	4,136.0	6.40%	(6,149.0)	5.54%	(1,332.5)	4.83%	(2,138.0)	6.01%
2013	2,200.0	6.41%	(5,335.0)	5.53%	(1,332.5)	4.83%	(1,788.0)	6.41%
2014	1,250.0	6.51%	(4,775.0)	5.45%	(1,040.0)	4.78%	(1,763.0)	6.20%
2015	0.0	N/A	(3,350.0)	5.47%	(600.0)	4.98%	(1,408.5)	6.18%
2016	0.0	N/A	(1,900.0)	5.45%	(150.0)	5.11%	(503.5)	6.26%
2017	0.0	N/A	0.0	N/A	(150.0)	5.11%	(503.5)	6.26%

Fixed rates exclude margin

Westfield

Currency Hedging Profile

Maturing during period ended Dec	Cross currency interest rate swap receivable/(payable)				
	$m	US$m	£m	NZ$m	€m
2009	(18.0)	-	-	49.0	-
2010	114.5	-	(75.0)	74.5	-
2011	379.0	-	(150.0)	-	-
2012	352.0	(485.1)	(358.0)	225.2	600.0
2013	179.9	-	(150.0)	220.8	-
2014	115.6	-	(125.0)	220.8	-
2015	41.0	-	(90.0)	218.8	-
2016	(170.3)	-	-	218.0	-
2017	(134.8)	-	-	172.5	-
2018	(169.8)	-	-	218.0	-
	689.2	(485.1)	(948.0)	1,617.6	600.0

Westfield

Income Hedging Profile

Maturing during period ended Dec	Sell US$ Forward Exchange Contracts		Sell NZ$ Forward Exchange Contracts	
	US$m	Contract Rate	NZ$m	Contract Rate
2009	(208.0)	0.7102	(199.2)	1.1509
2010	(166.3)	0.7270	(180.5)	1.1860
2011	(144.5)	0.7765	(187.2)	1.2084
2012	(195.5)	0.8064	(165.3)	1.2172
2013	(160.5)	0.8136	(95.7)	1.2245

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Westfield

Exchange Rates

- Income Statement – average exchange rates for the 12 months to 31 December 2008:
  - AUD/USD 0.8598 (12 months to 31 Dec 2007: AUD/USD 0.8388)
  - AUD/GBP 0.4596 (12 months to 31 Dec 2007: AUD/GBP 0.4188)
  - AUD/NZD 1.1934 (12 months to 31 Dec 2007: AUD/NZD 1.1397)
- Balance Sheet – exchange rates as at 31 December 2008:
  - AUD/USD 0.6897 (31 December 2007: AUD/USD 0.8785)
  - AUD/GBP 0.4775 (31 December 2007: AUD/GBP 0.4383)
  - AUD/NZD 1.1961 (31 December 2007: AUD/NZD 1.1341)

Westfield

Proportionate Operational Segment

$ million	12 months to 31 December 2008		
	Dec 2008 Consolidated	Dec 2008 Equity Accounted	Dec 2008 Total
Property income	3,166	451	3,617
Equity accounted income	258	(258)	-
Project and management income	191	-	191
Total income	3,615	193	3,808
Expenses	(1,010)	(146)	(1,156)
Net interest expense	(529)	(47)	(576)
Minority interests	(133)	-	(133)
Segment earnings	**1,943**	**-**	**1,943**

Westfield

Proportionate Income Statement

$ million	12 months to 31 December 2008		
	Consolidated	Equity Accounted	Total
Property income	3,213	471	3,684
Equity accounted income	(510)	510	-
Project and management income	191	-	191
Net capital profits	73	-	73
Total income	2,967	981	3,948
Expenses	(1,173)	(159)	(1,332)
Property revaluations	(2,610)	(730)	(3,340)
Currency derivatives	(240)	-	(240)
Net interest expense	(2,024)	(92)	(2,116)
Tax expense	(89)	-	(89)
Deferred tax expense and tax on capital profits	631	-	631
Minority interests	341	-	341
Segment earnings	**(2,197)**	**-**	**(2,197)**

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Westfield

Proportionate Balance Sheet 31 Dec 2008

$ million	Consolidated	Equity Accounted	Total
Cash	311	98	409
Property investments			
- Shopping centres	43,614	6,263	49,877
- Work in progress	1,834	38	1,872
- Assets held for redevelopment	1,461	194	1,655
Net investment in equity accounted entities	4,891	(4,891)	-
Other assets	3,798	62	3,860
Total assets	**55,909**	**1,764**	**57,673**
Interest bearing liabilities	20,894	1,607	22,501
Finance lease liabilities	95	-	95
Deferred tax	2,606	-	2,606
Other liabilities and minority interests	5,696	157	5,853
Total liabilities	**29,291**	**1,764**	**31,055**
Net Assets	**26,618**	**-**	**26,618**

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Westfield

Preliminary Final Report

Under ASX listing rule 4.3A (Appendix 4E)
Westfield Group[1] for 12 months ended 31 December 2008[2]
Results for announcement to the market

A$ million	Current Year 12 months 31 Dec 2008	Prior Year 12 months 31 Dec 2007	Increase/ (Decrease)
Revenue	4,351.2	4,165.4	4.5%
Profit / (loss) from ordinary activities after tax expense attributable to members of the Westfield Group [3]	(2,196.6)	3,437.2	n/a
Operational segment earnings [4]	1,942.8	1,760.2	10.4%

[3] Current year amount includes a property revaluation decrement of $3,339.7 million (31 December 2007: increment of $2,120.4 million).

[4] Reflects the underlying performance of the Group's property investment portfolio excluding certain non-cash, non-operating items such as property revaluation, mark to market of financial instruments, income and expenses associated with the Group's development activities, and income tax expense. The prior year comparative has been retranslated on a constant currency basis to facilitate comparison with the current period results by excluding the effect of currency fluctuations.

It is recommended that the financial report be considered together with any public announcements made by the Westfield Group during the 12 months ended 31 December 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*

[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*

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Westfield

Dividends/Distributions

Under ASX listing rule 4.3A (Appendix 4E)
Westfield Group[1] for 12 months ended 31 December 2008[2]
Results for announcement to the market

	Cents Per Security		
	WDC Ordinary Securities	WDCNA DRP Securities	
Dividend/distributions for the year ended 31 December 2008	106.50	35.70	
Interim dividend/distributions paid on 29 August 2008	53.25	35.70	
Final dividend/distributions proposed to be paid on 27 February 2009, comprising	53.25	n/a	
- Dividend in respect of a WHL share	10.00	n/a	60% franked
- Distribution in respect of a WT unit	26.00	n/a	66% tax deferred (i)
- Distribution in respect of a WAT unit	17.25	n/a	54% tax deferred (i)
Record date for determining entitlements to the final dividend/distributions		5:00pm	6 February 2009

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*
[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*
(i) *Percentage tax deferred applies to both the interim and final WT and WAT distributions*

Westfield

Westfield Group

Preliminary Final Report

For the year ended 31 December 2008



Westfield London, UK

WESTFIELD GROUP
INCOME STATEMENT
for the year ended 31 December 2008

	Note	31 Dec 08 $million	31 Dec 07 $million
Revenue			
Property revenue		3,212.8	3,189.4
Property development and project management revenue		1,049.9	899.5
Property and funds management income		88.5	76.5
		4,351.2	**4,165.4**
Share of after tax profits / (loss) of equity accounted entities			
Property revenue		470.7	490.6
Property revaluations		(729.5)	380.1
Property expenses and outgoings		(159.6)	(146.6)
Net interest expense		(91.9)	(66.4)
	13(b)	**(510.3)**	**657.7**
Expenses			
Property expenses and outgoings		(1,027.7)	(1,021.1)
Property development and project management costs		(1,011.3)	(925.4)
Property and funds management costs		(41.6)	(36.2)
Corporate costs		(39.5)	(37.3)
		(2,120.1)	**(2,020.0)**
Interest income		47.5	28.7
Net capital profit on realisation of assets	7	73.3	71.4
Currency derivatives	8	(239.6)	(432.8)
Financing costs	9	(1,715.9)	(515.1)
Property revaluations		(2,610.2)	1,740.3
Profit / (loss) before tax expense and minority interests		**(2,724.1)**	**3,695.6**
Tax benefit / (expense)	10	542.0	(235.3)
Profit / (loss) after tax expense for the period		**(2,182.1)**	**3,460.3**
Less: net (profit) / loss attributable to minority interests			
- WT members		(432.2)	(2,395.0)
- WAT members		1,777.5	(825.1)
- External		(14.5)	(23.1)
Net profit / (loss) attributable to members of WHL ("Parent Company")		**(851.3)**	**217.1**

Net profit / (loss) attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	(851.3)	217.1
WT members	432.2	2,395.0
WAT members	(1,777.5)	825.1
Net profit / (loss) attributable to members of the Westfield Group	**(2,196.6)**	**3,437.2**

	cents	cents
Basic earnings / (loss) per WHL share	**(43.82)**	**11.68**
Diluted earnings / (loss) per WHL share	**(43.82)**	**11.60**
Basic earnings / (loss) per stapled security	**(113.07)**	**184.94**
Diluted earnings / (loss) per stapled security	**(117.79)**	**184.93**

WESTFIELD GROUP
DIVIDEND/DISTRIBUTION STATEMENT
for the year ended 31 December 2008

	Note	31 Dec 08 $million	31 Dec 07 $million
Operational segment result (excluding property revaluations) attributable to members of the Westfield Group and external minority interests	14	2,605.0	2,551.7
Adjusted for unallocated items relating to the operational segment			
Net interest expense		(653.0)	(756.5)
Minority interests - external		(14.5)	(23.1)
Revaluation of investment properties included in minority interests - external		5.3	14.2
Operational profit attributable to members available for distribution (i)		**1,942.8**	**1,786.3**
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		135.2	195.1
Less: amount retained		(9.1)	(2.1)
Distributable income		**2,068.9**	**1,979.3**
Dividend/distributions paid/proposed (ii)		**2,076.5**	**1,977.5**
Dividend/distribution per ordinary stapled security (cents)		**106.50**	**106.50**
Comprising dividend/distribution per stapled security for:			
- the six months ended 30 June 2008 (cents)		53.25	53.25
- the six months ended 31 December 2008 (cents)		53.25	53.25
Weighted average number of stapled securities entitled to distributions at 31 December 2008		1,949.8	1,856.8
Weighted average number of stapled securities on issue for the period (iii)		1,942.6	1,858.5

(i) Equivalent to 100.01 cents operational profit per stapled security (31 December 2007: 96.12 cents).

(ii) The dividend/distribution paid of $2,076.5 million (31 December 2007: $1,977.5 million) includes a $7.6 million (31 December 2007: $0.4 million) cum-dividend/distribution component in respect of stapled securities that were issued during the year with full dividend/distribution entitlement. In 2007, the dividend/distribution paid excluded $2.2 million final distribution of 53.25 cents per stapled security in respect of the bonus element adjustment noted in (iii) below.

(iii) In 2007, the weighted average number of stapled securities used in determining distributable income per ordinary stapled security includes an adjustment of 4.376 million securities for the bonus element of the pro-rata entitlement offer.

82-35029

WESTFIELD GROUP
BALANCE SHEET
as at 31 December 2008

	Note	31 Dec 08 $million	31 Dec 07 $million
Current assets			
Cash and cash equivalents	6(a)	311.0	344.2
Trade receivables		50.9	61.8
Equity accounted investments	13(c)	59.9	-
Derivative assets		144.6	197.7
Receivables		360.5	410.2
Inventories		72.8	270.7
Tax receivable		49.4	18.3
Prepayments and deferred costs		112.3	103.2
Total current assets		**1,161.4**	**1,406.1**
Non current assets			
Investment properties	1	46,909.1	42,061.9
Equity accounted investments	13(c)	4,830.6	5,131.4
Other investments		833.6	592.7
Derivative assets		1,649.9	1,234.8
Plant and equipment		247.0	204.7
Deferred tax assets		196.9	136.9
Prepayments and deferred costs		80.5	32.4
Total non current assets		**54,747.6**	**49,394.8**
Total assets		**55,909.0**	**50,800.9**
Current liabilities			
Payables and other creditors		2,385.1	1,779.4
Interest bearing liabilities	2	1,401.7	1,462.3
Other financial liabilities		154.4	224.0
Tax payable		104.5	136.5
Derivative liabilities		70.9	35.7
Total current liabilities		**4,116.6**	**3,637.9**
Non current liabilities			
Payables and other creditors		155.0	192.6
Interest bearing liabilities	2	19,587.3	13,003.9
Other financial liabilities		1,703.4	2,548.0
Deferred tax liabilities		2,606.0	2,784.2
Derivative liabilities		2,783.0	851.9
Total non current liabilities		**26,834.7**	**19,380.6**
Total liabilities		**30,951.3**	**23,018.5**
Net assets		**24,957.7**	**27,782.4**

WESTFIELD GROUP

82-35029

BALANCE SHEET

as at 31 December 2008

	Note	31 Dec 08 $million	31 Dec 07 $million
Equity attributable to members of WHL			
Contributed equity	3	1,247.8	1,163.8
Reserves	4	220.2	67.2
Retained profits	5	(55.3)	989.7
Total equity attributable to members of WHL		**1,412.7**	**2,220.7**
Equity attributable to minority interests - WT and WAT members			
Contributed equity	3	15,356.8	15,097.5
Reserves	4	572.1	(362.6)
Retained profits	5	7,420.2	10,636.3
Total equity attributable to minority interests - WT and WAT members		**23,349.1**	**25,371.2**
Equity attributable to minority interests - external			
Contributed equity		94.0	94.0
Retained profits		101.9	96.5
Total equity attributable to minority interests - external		**195.9**	**190.5**
Total equity attributable to minority interests		**23,545.0**	**25,561.7**
Total equity		**24,957.7**	**27,782.4**

Equity attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	1,412.7	2,220.7
WT and WAT members	23,349.1	25,371.2
Total equity attributable to members of the Westfield Group	**24,761.8**	**27,591.9**

WESTFIELD GROUP

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2008

	31 Dec 08 $million	31 Dec 07 $million
Changes in equity attributable to members of the Westfield Group		
Opening balance of equity	27,591.9	23,453.0
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations directly recognised in equity (i)	1,079.7	(761.6)
Movement in employee equity benefits reserve		
- Equity settled share based payment (i)	10.0	-
Movement in equity performance swaps reserve		
- Loss on equity performance swaps (i)	(5.7)	-
- Amount charged to income statement (i)	2.9	-
- Deferred tax effect (i)	0.8	-
Net profit attributable to members of the Westfield Group (i)	(2,196.6)	3,437.2
Total income and expenses for the period	**(1,108.9)**	**2,675.6**
Movements in contributed equity		
- Dividend/distribution reinvestment plan	112.8	263.0
- Conversion of options	230.5	78.1
- Pro-rata entitlement offer	-	3,028.8
- Costs associated with the pro-rata entitlement offer	-	(43.5)
Movements in retained profits		
- Dividend/distribution paid	(2,064.5)	(1,863.1)
Closing balance of equity attributable to members of the Westfield Group	**24,761.8**	**27,591.9**
Changes in equity attributable to external minority interests		
Opening balance of equity	190.5	176.3
Net profit attributable to external minority interests	14.5	23.1
Dividend/distribution paid or provided for	(9.1)	(8.9)
Closing balance of equity attributable to external minority interests	**195.9**	**190.5**
Total Equity	**24,957.7**	**27,782.4**

(i) Total income and expenses for the period attributable to members of the Westfield Group includes income and expenses attributable to members of WT and WAT, including an amount recognised directly in equity of $(410.6) million (31 December 2007: $2,371.3 million), being loss after tax expense for the period of $(1,345.3) million (31 December 2007: profit after tax of $3,220.1 million), the net exchange gain on translation of foreign operations of $925.4 million (31 December 2007: loss of $848.8 million) and net credit to the employee equity benefit reserve of $9.3 million (31 December 2007: nil).

WESTFIELD GROUP

CASH FLOW STATEMENT

for the year ended 31 December 2008

		31 Dec 08 $million	31 Dec 07 $million
Cash flows from operating activities			
Receipts in the course of operations (including GST)		4,399.8	4,309.7
Payments in the course of operations (including GST)		(1,823.4)	(1,691.3)
		2,576.4	**2,618.4**
Settlement of income hedging currency derivatives		156.8	143.8
Dividends/distributions received from equity accounted associates		239.0	259.4
Income and withholding taxes paid		(131.6)	(38.9)
Goods and services taxes paid		(136.1)	(111.2)
Net cash flows from operating activities	6(b)	**2,704.5**	**2,871.5**
Cash flows from investing activities			
Payments for the acquisition of property investments		-	(550.2)
Payments of capital expenditure for property investments		(3,482.8)	(2,369.9)
Proceeds from the sale of investments		187.9	1,112.1
Payments for the acquisition of other investments		(202.4)	-
Net (outflows) / inflows for investments in equity accounted investments		(172.3)	93.0
Net proceeds from the sale of property assets by equity accounted entities		-	536.3
Payments for the purchases of plant and equipment		(68.6)	(51.5)
Proceeds from the sale of plant and equipment		-	45.3
Settlement of asset hedging currency derivatives		5.3	(326.7)
Net cash flows used in investing activities		**(3,732.9)**	**(1,511.6)**
Cash flows used in financing activities			
Proceeds from the issuance of securities		333.9	3,340.2
Payments for costs associated with pro-rata entitlement offer		-	(43.5)
Payments for redemption of other financial liabilities		(409.7)	-
Proceeds from the issuance of property-linked notes		-	1,262.9
Net proceeds / (repayments of) from interest bearing liabilities		4,092.9	(2,912.9)
Financing costs		(1,011.2)	(1,039.7)
Realised mark to market on termination of surplus interest rate swaps		(68.9)	-
Interest received		47.5	28.7
Dividends/distributions paid		(2,064.5)	(1,863.1)
Dividends/distributions paid by controlled entities to minority interests		(9.1)	(8.9)
Net cash flows used in financing activities		**910.9**	**(1,236.3)**
Net increase in cash and cash equivalents held		(117.5)	123.6
Add opening cash and cash equivalents brought forward		343.9	233.2
Effects of exchange rate changes on opening cash brought forward		16.3	(12.9)
Cash and cash equivalents at the end of the period	6(a)	**242.7**	**343.9**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2008

	31 Dec 08 $million	31 Dec 07 $million
1_Investment properties		
Shopping centre investments	43,614.4	37,409.0
Development projects	3,294.7	4,652.9
	46,909.1	**42,061.9**
Movement in total investment properties		
Balance at the beginning of the year	42,061.9	41,241.0
Acquisition of properties	-	738.7
Disposal of properties	(3.0)	(2,098.0)
Transfers to equity accounted	(23.3)	-
Redevelopment costs	3,365.2	2,329.7
Net revaluation (decrement) / increment	(2,525.0)	1,740.3
Retranslation of foreign operations	4,033.3	(1,889.8)
Balance at the end of the year	**46,909.1**	**42,061.9**
2_Interest bearing liabilities		
Current		
Unsecured		
Bank overdraft	68.3	0.3
Bank loans		
- A$	-	44.0
Notes payable		
- A$	-	390.0
Finance leases	1.4	-
Secured		
Bank loans		
- US$	1,288.0	392.3
- A$	44.0	-
Other liabilities		
- £	-	635.7
	1,401.7	**1,462.3**
Non current		
Unsecured		
Bank loans		
- US$	2,734.4	936.8
- £	1,627.9	347.0
- NZ$	1,278.6	62.7
- A$	975.0	1,478.8
Notes payable		
- US$	6,784.1	4,097.8
- £	1,256.6	1,368.9
- €	1,228.8	1,005.6
- A$	160.0	160.0
Finance leases	93.2	86.3
Secured		
Bank loans		
- US$	3,448.7	3,460.0
	19,587.3	**13,003.9**

	31 Dec 08 $million	31 Dec 07 $million
3_Contributed Equity		
Amount of contributed equity		
of the Parent Company	1,247.8	1,163.8
of WT and WAT	15,356.8	15,097.5
of the Westfield Group	**16,604.6**	**16,261.3**
Movement in contributed equity attributable to members of the Westfield Group		
Balance at the beginning of the year	16,261.3	12,934.9
Dividend/distribution reinvestment plan	112.8	263.0
Conversion of options	230.5	78.1
Pro-rata entitlement offer	-	3,028.8
Costs associated with the pro-rata entitlement offer	-	(43.5)
Balance at the end of the year	**16,604.6**	**16,261.3**
4_Reserves		
of the Parent Company	220.2	67.2
of WT and WAT	572.1	(362.6)
of the Westfield Group	**792.3**	**(295.4)**
Total reserves of the Westfield Group		
Foreign currency translation reserve	784.3	(295.4)
Employee equity benefits reserve	10.0	-
Equity performance swaps reserve	(2.0)	-
Balance at the end of the year	**792.3**	**(295.4)**
Movement in foreign currency translation reserve		
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.		
Balance at the beginning of the year	(295.4)	466.2
Foreign exchange movement		
- realised and unrealised differences on the translation of investment in foreign entities, currency loans and asset hedging derivatives which qualify for hedge accounting	1,081.8	(737.6)
- deferred tax effect	(2.1)	(24.0)
Balance at the end of the year	**784.3**	**(295.4)**
Movement in employee equity benefits reserve		
The employee equity benefits reserve is used to record the value of share based payments provided to employees as part of their remuneration.		
Balance at the beginning of the year	-	-
- equity settled share based payment	10.0	-
Balance at the end of the year	**10.0**	-
Movement in equity performance swaps reserve		
The equity performance swaps reserve reflects cummulative gain or loss on the equity performance swaps that relates to future service provided.		
Balance at the beginning of the year	-	-
- loss on equity performance swaps	(5.7)	-
- amount charged to income statement	2.9	-
- deferred tax effect	0.8	-
Balance at the end of the year	**(2.0)**	-

	31 Dec 08 $million	31 Dec 07 $million
5_Retained profits		
of the Parent Company	(55.3)	989.7
of WT and WAT	7,420.2	10,636.3
of the Westfield Group	**7,364.9**	**11,626.0**
Movement in retained profits		
Balance at the beginning of the year	11,626.0	10,051.9
Profit after tax expense and external minority interests	(2,196.6)	3,437.2
Dividends paid	(2,064.5)	(1,863.1)
Balance at the end of the year	**7,364.9**	**11,626.0**

6_Cash and cash equivalents

	31 Dec 08 $million	31 Dec 07 $million
6(a)_Components of cash and cash equivalents		
Cash	311.0	344.2
Bank overdrafts	(68.3)	(0.3)
Total cash and cash equivalents	**242.7**	**343.9**
6(b)_Reconciliation of profit after tax expense to net cash flows from operating activities		
Profit / (loss) after tax expense	(2,182.1)	3,460.3
Property revaluations	2,610.2	(1,740.3)
Share of associates (profit) / loss in excess of dividend/distribution	749.3	(398.3)
Deferred tax expense	(651.5)	174.9
Tax on sale of assets and capital costs written off	20.3	13.2
Net fair value gain or loss of forward exchange contracts	396.4	576.6
Borrowing costs	1,715.9	515.1
Interest income	(47.5)	(28.7)
Net capital profit on realisation of assets	(73.3)	(71.4)
Decrease in working capital attributable to operating activities	166.8	370.1
Net cash flows from operating activities	**2,704.5**	**2,871.5**
7_Net capital profit on realisation of assets		
Revenues from asset sales	122.3	3,087.4
Cost of assets sold and capital costs written off	(49.0)	(3,016.0)
	73.3	**71.4**
8_Currency derivatives		
Gains on income hedging currency derivatives (excluding net fair value gain or loss of derivatives not qualifying for hedge accounting)	120.7	94.2
Net fair value loss on currency derivatives that do not qualify for hedge accounting	(360.3)	(527.0)
	(239.6)	**(432.8)**

	31 Dec 08 $million	31 Dec 07 $million
9_Financing costs		
Gross financing costs (excluding net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting)		
- Interest bearing liabilities	(822.1)	(760.2)
- Other financial liabilities	(22.3)	(26.0)
Financing costs capitalised to construction projects	141.9	147.1
Financing costs	(702.5)	(639.1)
Net fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting	(1,411.5)	211.6
Realised mark to market on termination of surplus interest rate swaps	(89.7)	-
Finance leases interest expense	(5.3)	(5.9)
Interest expense on other financial liabilities	(124.2)	(131.5)
Net fair value gain on other financial liabilities	617.3	49.8
	(1,715.9)	**(515.1)**
10_Tax expense		
Current - underlying tax	(89.2)	(47.2)
Current - tax on sale of assets and capital costs written off	(20.3)	(13.2)
Deferred tax - benefit from reduction in tax rates	-	109.2
Deferred tax - net fair value movements on investment properties and financial instruments	651.5	(284.1)
	542.0	**(235.3)**
11_Significant items		
Profit before minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.		
Property revaluations	(2,610.2)	1,740.3
Equity accounted property revaluations	(729.5)	380.1
Net capital profit on realisation of assets	73.3	71.4
Current - tax on sale of assets and capital costs written off	(20.3)	(13.2)
Deferred tax - benefit from reduction in tax rates	-	109.2
Deferred tax - net fair value movements on investment properties and financial instruments	651.5	(284.1)
Net fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting	(1,411.5)	211.6
Realised mark to market on termination of surplus interest rate swaps	(89.7)	-
Net fair value gain on other financial liabilities	617.3	49.8
Net fair value loss of currency derivatives that do not qualify for hedge accounting	(360.3)	(527.0)

12_Subsequent events

Since the end of the year, the Group has raised $2.84 billion (net of underwriting expenses) in a fully underwritten placement of new securities. The Group has issued 276,190,500 new ordinary stapled securities at an issue price of $10.50 per security. The proceeds of the placement have been utilised to repay drawn borrowings under revolving debt facilities.

82-35029

			Economic interest		Consolidated Carrying value	
Name of entity	Type of equity	Balance Date	31 Dec 08	31 Dec 07	31 Dec 08 $million	31 Dec 07 $million
13(a)_Equity accounted entities carrying value						
Australian investments [(i)]						
AMP Wholesale Shopping Centre Trust No. 2 [(ii)]	Trust units	30 Jun	10.0%	10.0%	67.3	69.9
Cairns [(ii)]	Trust units	30 Jun	50.0%	50.0%	223.4	212.1
Karrinyup [(ii)]	Trust units	30 Jun	33.3%	25.0%	206.7	152.1
Mt Druitt [(ii)]	Trust units	30 Jun	50.0%	50.0%	211.9	220.5
SA Shopping Centre Trust	Trust units	31 Dec	50.0%	50.0%	23.1	29.9
Southland [(ii)]	Trust units	30 Jun	50.0%	50.0%	598.7	633.0
Tea Tree Plaza [(ii)]	Trust units	30 Jun	50.0%	50.0%	283.4	307.9
					1,614.5	**1,625.4**
United Kingdom investments [(i)]						
Nottingham [(iii)]	Partnership interest	31 Dec	75.0%	75.0%	104.9	188.2
Belfast [(iv)]	Partnership interest	31 Dec	33.3%	33.3%	47.0	121.1
Derby	Partnership interest	31 Dec	50.0%	50.0%	179.6	372.3
Guildford	Partnership interest	31 Dec	50.0%	50.0%	100.4	165.1
Merry Hill [(iv)]	Partnership interest	31 Dec	33.3%	33.3%	587.6	768.3
Tunbridge Wells [(iv)]	Partnership interest	31 Dec	33.3%	33.3%	66.2	104.2
Sprucefield	Shares	31 Dec	50.0%	50.0%	32.4	34.7
					1,118.1	**1,753.9**
United States investments [(i)]						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	217.1	171.3
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	687.7	538.5
Montgomery	Partnership units	31 Dec	50.0%	50.0%	254.5	221.2
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	117.4	139.0
UTC	Partnership units	31 Dec	50.0%	50.0%	261.1	185.0
Valencia Town Centre	Partnership units	31 Dec	50.0%	50.0%	80.0	63.0
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	540.1	434.1
					2,157.9	**1,752.1**
Total equity accounted investments					**4,890.5**	**5,131.4**

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

(iii) The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control, and as a consequence, significant influence. Accordingly, Nottingham has been accounted for in accordance with AASB 131: Interest in Joint Ventures.

(iv) The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

13(b)_Details of the Westfield Group's aggregate share of equity accounted entities' net profit

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
Property revenue	125.8	113.8	129.7	144.6	215.2	232.2	470.7	490.6
Interest income	1.4	1.4	2.1	3.4	-	1.2	3.5	6.0
Revenue	127.2	115.2	131.8	148.0	215.2	233.4	474.2	496.6
Property expenses and outgoings	(34.9)	(30.4)	(50.3)	(49.0)	(74.4)	(67.2)	(159.6)	(146.6)
Borrowing costs	(3.9)	(1.0)	(43.0)	(13.5)	(48.5)	(57.9)	(95.4)	(72.4)
Expenses	(38.8)	(31.4)	(93.3)	(62.5)	(122.9)	(125.1)	(255.0)	(219.0)
Share of after tax profits / (loss) of equity accounted entities before property revaluations	**88.4**	**83.8**	**38.5**	**85.5**	**92.3**	**108.3**	**219.2**	**277.6**
Property revaluations	(69.6)	158.1	(491.3)	(4.6)	(168.6)	226.6	(729.5)	380.1
Share of after tax profits / (loss) of equity accounted entities	**18.8**	**241.9**	**(452.8)**	**80.9**	**(76.3)**	**334.9**	**(510.3)**	**657.7**

13(c)_Details of the Westfield Group's aggregate share of equity accounted entities' assets and liabilities

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
Cash	9.8	20.4	37.0	57.2	51.3	42.2	98.1	119.8
Receivables	5.7	5.5	15.8	25.3	3.7	8.1	25.2	38.9
Shopping centre investments	1,627.5	1,633.2	1,444.3	2,002.5	3,191.0	2,614.9	6,262.8	6,250.6
Development projects	8.0	13.6	70.8	130.8	153.6	80.0	232.4	224.4
Other assets	2.9	0.8	3.8	10.8	29.6	6.2	36.3	17.8
Total assets	**1,653.9**	**1,673.5**	**1,571.7**	**2,226.6**	**3,429.2**	**2,751.4**	**6,654.8**	**6,651.5**
Payables	(19.9)	(30.1)	(84.0)	(60.3)	(53.0)	(70.7)	(156.9)	(161.1)
Deferred tax liabilities	-	-	-	(4.8)	-	-	-	(4.8)
Interest bearing liabilities	(19.5)	(18.0)	(369.6)	(407.6)	(1,218.3)	(928.6)	(1,607.4)	(1,354.2)
Total liabilities	**(39.4)**	**(48.1)**	**(453.6)**	**(472.7)**	**(1,271.3)**	**(999.3)**	**(1,764.3)**	**(1,520.1)**
Net assets	**1,614.5**	**1,625.4**	**1,118.1**	**1,753.9**	**2,157.9**	**1,752.1**	**4,890.5**	**5,131.4**
Current	-	-	59.9	-	-	-	59.9	-
Non current	1,614.5	1,625.4	1,058.2	1,753.9	2,157.9	1,752.1	4,830.6	5,131.4
Net assets	**1,614.5**	**1,625.4**	**1,118.1**	**1,753.9**	**2,157.9**	**1,752.1**	**4,890.5**	**5,131.4**

14_Segment information

Business segment

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets and portfolios acquisitions, income and expenses on properties held for future redevelopment.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

Geographic segment

The geographic segments are determined based on the location of the Group's assets and are represented by the following segments:

- Australia & New Zealand
- United Kingdom
- United States

14_Segment information (continued)

Business segment

31 December 2008	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	3,166.0	43.6	3.2	3,212.8
Property development and project management revenue	1,049.9	-	-	1,049.9
Property and funds management income	88.5	-	-	88.5
	4,304.4	**43.6**	**3.2**	**4,351.2**
Share of after tax profits of equity accounted entities [i]				
Property revenue	451.2	19.5	-	470.7
Property expenses and outgoings	(145.6)	(14.0)	-	(159.6)
Net interest expense	(47.4)	(27.2)	(17.3)	(91.9)
	258.2	**(21.7)**	**(17.3)**	**219.2**
Expenses				
Property expenses and outgoings	(1,010.1)	(17.6)	-	(1,027.7)
Property development and project management costs	(905.9)	(105.4)	-	(1,011.3)
Property and funds management costs	(41.6)	-	-	(41.6)
Corporate overheads	-	-	(39.5)	(39.5)
	(1,957.6)	**(123.0)**	**(39.5)**	**(2,120.1)**
Currency derivatives	-	-	(239.6)	(239.6)
Segment result	**2,605.0**	**(101.1)**	**(293.2)**	**2,210.7**
Property revaluations	(2,367.3)	(172.6)	(70.3)	(2,610.2)
Equity accounted property revaluations [i]	(663.5)	(66.0)	-	(729.5)
Net capital profit on realisation of assets	-	-	73.3	73.3
Segment revaluations and net capital profit on realisation of assets	**(3,030.8)**	**(238.6)**	**3.0**	**(3,266.4)**
Interest income				47.5
Financing costs				(1,715.9)
Tax expense				542.0
Profit / (loss) after tax expense for the period				**(2,182.1)**
Segment assets				
Segment assets	49,617.7	3,792.7	-	53,410.4
Group assets				2,498.6
Total segment assets	**49,617.7**	**3,792.7**	**-**	**55,909.0**
Segment liabilities				
Segment liabilities	1,753.7	502.3	-	2,256.0
Group liabilities				28,695.3
Total segment liabilities	**1,753.7**	**502.3**	**-**	**30,951.3**
Equity accounted associates included in segment assets				
Investment properties	6,127.7	367.5	-	6,495.2
Interest bearing liabilities	(1,239.9)	(367.5)	-	(1,607.4)
Working capital and deferred tax	2.7	-	-	2.7
Equity accounted associates included in segment assets	**4,890.5**	**-**	**-**	**4,890.5**
Additions to segment non current assets	**64.9**	**3,269.4**	**-**	**3,334.3**

[i] Total share of after tax loss of equity accounted entities for the period of $(510.3) million (31 December 2007: profit of $657.7 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $219.2 million (31 December 2007: $277.6 million) and property revaluations of $(729.5) million (31 December 2007: $380.1 million).

14_Segment information (continued)

Business segment (continued)

31 December 2007	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue and other income				
Property revenue	3,155.6	33.8	-	3,189.4
Property development and project management revenue	899.5	-	-	899.5
Property and funds management income	76.5	-	-	76.5
	4,131.6	**33.8**	-	**4,165.4**
Share of after tax profits of equity accounted entities				
Property revenue	483.6	7.0	-	490.6
Property expenses and outgoings	(141.6)	(5.0)	-	(146.6)
Net interest expense	(49.2)	(12.2)	(5.0)	(66.4)
	292.8	**(10.2)**	**(5.0)**	**277.6**
Expenses				
Property expenses and outgoings	(1,005.1)	(16.0)	-	(1,021.1)
Property development and project management costs	(831.4)	(94.0)	-	(925.4)
Property and funds management costs	(36.2)	-	-	(36.2)
Corporate overheads	-	-	(37.3)	(37.3)
	(1,872.7)	**(110.0)**	**(37.3)**	**(2,020.0)**
Currency derivatives	-	-	(432.8)	(432.8)
Segment result	**2,551.7**	**(86.4)**	**(475.1)**	**1,990.2**
Property revaluations	935.8	804.5	-	1,740.3
Equity accounted property revaluations	75.3	304.8	-	380.1
Net capital profit on realisation of assets	-	-	71.4	71.4
Segment revaluations and net capital profit on realisation of assets	**1,011.1**	**1,109.3**	**71.4**	**2,191.8**
Interest income				28.7
Financing costs				(515.1)
Tax expense				(235.3)
Profit / (loss) after tax expense for the period				**3,460.3**
Segment assets				
Segment assets	43,713.8	5,007.1	-	48,720.9
Group assets				2,080.0
Total segment assets	**43,713.8**	**5,007.1**	-	**50,800.9**
Segment liabilities				
Segment liabilities	1,248.9	604.8	-	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**1,248.9**	**604.8**	-	**23,018.5**
Equity accounted associates included in segment assets				
Investment properties	6,124.0	278.7	-	6,402.7
Interest bearing liabilities	(1,075.5)	(278.7)	-	(1,354.2)
Working capital and deferred tax	82.9	-	-	82.9
Equity accounted associates included in segment assets	**5,131.4**	-	-	**5,131.4**
Additions to segment non current assets	**1,280.1**	**2,460.0**	-	**3,740.1**

14_Segment information (continued)

Geographic segment

31 December 2008	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,696.3	36.1	1,480.4	3,212.8
Property development and project management revenue	435.4	589.9	24.6	1,049.9
Property and funds management income	37.2	12.0	39.3	88.5
	2,168.9	**638.0**	**1,544.3**	**4,351.2**
Share of after tax profits of equity accounted entities				
Property revenue	125.8	129.7	215.2	470.7
Property expenses and outgoings	(34.9)	(50.3)	(74.4)	(159.6)
Net interest expense	(2.5)	(40.9)	(48.5)	(91.9)
	88.4	**38.5**	**92.3**	**219.2**
Expenses				
Property expenses and outgoings	(470.6)	(10.8)	(546.3)	(1,027.7)
Property development and project management costs	(337.8)	(626.6)	(46.9)	(1,011.3)
Property and funds management costs	(9.1)	(8.2)	(24.3)	(41.6)
Corporate overheads	(33.3)	-	(6.2)	(39.5)
	(850.8)	**(645.6)**	**(623.7)**	**(2,120.1)**
Currency derivatives	19.2		(258.8)	(239.6)
Segment result	**1,425.7**	**30.9**	**754.1**	**2,210.7**
Other segment information				
Segment assets	24,271.8	2,720.9	21,527.2	48,519.9
Group assets				2,498.6
Investments in equity accounted investments	1,614.5	1,118.1	2,157.9	4,890.5
Total segment assets	**25,886.3**	**3,839.0**	**23,685.1**	**55,909.0**
Segment liabilities	631.7	1,028.9	595.4	2,256.0
Group liabilities				28,695.3
Total segment liabilities	**631.7**	**1,028.9**	**595.4**	**30,951.3**
Additions to segment non current assets	**455.3**	**1,933.8**	**945.2**	**3,334.3**

WESTFIELD GROUP
NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2008

14_Segment information (continued)

Geographic segment (continued)

31 December 2007	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,619.0	12.3	1,558.1	3,189.4
Property development and project management revenue	457.2	400.4	41.9	899.5
Property and funds management income	30.3	10.1	36.1	76.5
	2,106.5	**422.8**	**1,636.1**	**4,165.4**
Share of after tax profits of equity accounted entities				
Property revenue	113.8	144.6	232.2	490.6
Property expenses and outgoings	(30.4)	(49.0)	(67.2)	(146.6)
Net interest expense	0.4	(10.1)	(56.7)	(66.4)
	83.8	**85.5**	**108.3**	**277.6**
Expenses				
Property expenses and outgoings	(425.4)	(39.2)	(556.5)	(1,021.1)
Property development and project management costs	(481.7)	(382.5)	(61.2)	(925.4)
Property and funds management costs	(8.0)	(6.8)	(21.4)	(36.2)
Corporate overheads	(32.1)	-	(5.2)	(37.3)
	(947.2)	**(428.5)**	**(644.3)**	**(2,020.0)**
Currency derivatives	(10.8)	9.5	(431.5)	(432.8)
Segment result	**1,232.3**	**89.3**	**668.6**	**1,990.2**
Other segment information				
Segment assets	22,227.7	3,375.8	17,986.0	43,589.5
Group assets				2,080.0
Investments in equity accounted investments	1,625.4	1,753.9	1,752.1	5,131.4
Total segment assets	**23,853.1**	**5,129.7**	**19,738.1**	**50,800.9**
Segment liabilities	807.6	468.4	577.7	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**807.6**	**468.4**	**577.7**	**23,018.5**
Additions to segment non current assets	**898.6**	**884.8**	**1,956.7**	**3,740.1**

WESTFIELD GROUP

DETAILS OF DIVIDENDS/DISTRIBUTIONS

for the year ended 31 December 2008

	31 Dec 08 $million	31 Dec 07 $million
Interim dividends/distributions paid		
WHL: Nil cents per share (30 Jun 07: Nil cents per share)	-	-
WT: 28.25 cents per unit, 66% tax deferred (30 Jun 07: 29.00 cents per unit, 38% tax deferred)	548.2	515.4
WAT: 25.00 cents per unit, 54% tax deferred (30 Jun 07: 24.25 cents per unit, 87% tax deferred)	485.2	431.0
Westfield Group 53.25 cents per stapled security (30 June 07: 53.25 cents)	1,033.4	946.4
Final dividends/distributions proposed		
WHL: 10.00 cents per share 60% franked (31 Dec 07: 10.00 cents per share 100% franked)	195.9	193.6
WT: 26.00 cents per unit, 66% tax deferred (31 Dec 07: 23.00 cents per unit, 38% tax deferred)	509.3	445.4
WAT: 17.25 cents per unit, 54% tax deferred (31 Dec 07: 20.25cents per unit, 87% tax deferred)	337.9	392.1
Westfield Group 53.25 cents per stapled security (31 Dec 07: 53.25 cents)	1,043.1	1,031.1

Interim dividend/distributions of 53.25 cents were paid on 29 August 2008. Final dividend/distributions proposed are to be paid on 27 February 2009. The record date for the final dividends/distributions was 5pm, 6 February 2009. The Westfield Group Distribution Reinvestment Plan ("DRP") is in operation for the distribution payable on 27 February 2009. Securities to be issued under the DRP in respect of the distribution payable on 27 February 2009 will rank for distribution from 1 January 2009. The record date for participation in the DRP for the distribution payable on 27 February 2009 was 5pm, 6 February 2009.

ADDITIONAL INFORMATION

for the year ended 31 December 2008

(a)_Details of earnings, net assets and distribution by entity

	Earnings		Net assets		
	Total $million	per security cents	Total $million	per security $	%
WHL	(851.3)	(43.82)	1,412.7	0.72	5.70
WT	432.2	22.25	16,264.5	8.30	65.72
WAT	(1,777.5)	(91.50)	7,084.6	3.61	28.58
Westfield Group	(2,196.6)	(113.07)	24,761.8	12.63	100.00

Dividend / distribution proposed for the 6 months ended 31 December 2008

	ASX code: WDC $million	per security cents
WHL	195.9	10.00
WT	509.3	26.00
WAT	337.9	17.25
Westfield Group	1,043.1	53.25

	31 Dec 08 cents	31 Dec 07 cents
(b)_Earnings per security		
Basic earnings / (loss) per stapled security attributable to members of the Westfield Group	(113.07)	184.94
Diluted earnings / (loss) per stapled security attributable to members of the Westfield Group	(117.79)	184.93

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per stapled security [(i)]	1,942,614,511	1,858,518,871
Bonus element of security options which are dilutive [(ii)]	5,735,110	97,241
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security	1,948,349,621	1,858,616,112

	$million	$million
Earnings / (loss) used in calculating basic earnings per stapled security	(2,196.6)	3,437.2
Adjustment to earnings / (loss) on options which are considered dilutive	(98.4)	-
Earnings / (loss) used in calculating diluted earnings per stapled security	(2,295.0)	3,437.2

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 3,306,435 (31 December 2007: 31,637).

(i) 1,942.6 million (31 December 2007: 1,858.5 million) weighted average number of stapled securities on issue for the period has been included in the calculation of basic and diluted earnings per stapled security as reported in the income statement. In 2007, this included an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million securities for the period to July 2007.

(ii) Bonus element of security options relating to other financial liabilities that are anti-dilutive for the current period were nil (31 December 2007: 12,396,133), earnings in respect of these were nil (31 December 2007: $88.4 million).

	$	$
(c)_Net tangible asset backing		
Net tangible asset backing per security	12.63	14.25

Net tangible asset backing per security is calculated by dividing total equity attributable to members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing are 1,958,901,610 (31 December 2007: 1,936,326,189).

(d)_Control gained over entities having material effect

Name of entity (or group of entities)	n/a
Date from which such profit has been calculated	n/a
The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	n/a

(e)_Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The dividend component of the distribution payable in the next twelve months is expected to be partially franked. WT's and WAT's distribution payable in the next twelve months is expected to continue to have a tax deferred component.

(f)_Basis of preparing the Appendix 4E Preliminary Final Report

1 This report has been prepared in accordance with Australian Accounting Standards, International Financial Reporting Standards, other AASB authoritative pronouncements and interpretation acceptable to the ASX Limited.
2 This report, and the financial report upon which the report is based (if separate), use the same accounting policies.
3 This report gives a true and fair view of the matters disclosed.
4 This report is based on the financial report which is in the process of being audited.
5 The Westfield Group has a formally constituted audit committee.

(g)_Parent Company Annual General Meeting

The Annual General Meeting of WHL is scheduled to be on Wednesday, 6 May 2009.

WESTFIELD GROUP

APPENDIX 1

PROPERTY PORTFOLIO

for the year ended 31 December 2008

	Appendix	*31 Dec 08* $million	*31 Dec 07* $million
DETAILS OF PROPERTY PORTFOLIO			
Australian shopping centres	1A	20,883.6	20,105.0
New Zealand shopping centres	1B	2,519.3	2,755.6
United Kingdom shopping centres	1C	3,930.4	2,170.4
United States shopping centres	1D	22,543.9	18,628.6
Total consolidated and equity accounted shopping centres		**49,877.2**	**43,659.6**
Total shopping centres represented by:			
Consolidated		43,614.4	37,409.0
Equity accounted		6,262.8	6,250.6
Total consolidated and equity accounted shopping centres		**49,877.2**	**43,659.6**

WESTFIELD GROUP **APPENDIX 1A**

PROPERTY PORTFOLIO - AUSTRALIA

for the year ended 31 December 2008

Shopping Centre	State	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Fair value 31 Dec 08 $million	Fair value 31 Dec 07 $million	Retail Cap Rate 31 Dec 08 %	Retail Sales: Total Annual Sales $million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales $psm	Retail Sales: Variance %	Lettable Area* (sqm)	No. of Retailers*
Airport West	Victoria	50	50	138.8	150.9	7.00%	273.0	1.8	7,591	1.3	55,370	176
Belconnen	ACT	100	100	637.0	685.0	5.75%	394.8	(1.2)	8,361	(0.2)	76,802	225
Bondi Junction	New South Wales	100	100	1,869.3	2,005.3	5.00%	940.0	4.4	11,218	5.3	132,105	513
Booragoon	Western Australia	25	25	216.3	200.9	5.50%	576.6	1.9	13,567	3.0	75,311	279
Burwood	New South Wales	100	100	731.2	760.0	5.75%	396.9	4.1	9,610	4.7	65,216	249
Cairns	Queensland	50	50	220.5	205.3	5.75%	352.5	2.7	10,603	6.8	53,692	205
Carindale	Queensland	50	50	445.6	432.4	5.63%	689.5	4.8	10,779	5.1	116,884	300
Carousel	Western Australia	100	100	730.0	655.0	5.75%	502.3	3.8	10,676	3.9	85,001	282
Chatswood	New South Wales	100	100	904.5	897.0	5.75%	501.2	4.3	9,493	5.4	78,745	293
Chermside	Queensland	100	100	1,265.8	1,179.0	5.50%	766.1	8.4	10,297	6.7	145,912	406
Doncaster##	Victoria	50	50	687.0	220.0	5.25%	349.7	122.0	7,477	130.3	117,134	437
Figtree	New South Wales	100	100	128.3	115.4	7.75%	147.9	(4.3)	9,516	(6.5)	22,291	99
Fountain Gate	Victoria	100	100	849.4	796.0	5.75%	671.5	6.3	9,696	6.3	138,719	323
Geelong##	Victoria	50	50	235.4	107.2	6.00%	204.9	34.3	8,854	52.3	53,939	181
Helensvale	Queensland	50	50	153.1	147.6	6.50%	315.2	14.4	8,412	15.3	44,942	186
Hornsby	New South Wales	100	100	835.4	827.2	5.75%	604.5	2.7	7,569	1.3	103,539	333
Hurstville	New South Wales	50	50	301.5	300.4	6.25%	393.7	(1.1)	9,096	(1.7)	64,874	257
Innaloo	Western Australia	100	100	249.7	239.2	6.50%	265.0	8.0	7,784	3.4	46,170	173
Karrinyup	Western Australia	33	25	206.6	152.5	5.50%	422.7	3.8	10,934	4.2	59,024	211
Knox	Victoria	30	30	279.0	276.0	6.25%	717.2	4.0	8,634	3.0	137,613	408
Kotara	New South Wales	100	100	630.0	610.0	6.00%	441.2	39.8	9,872	69.3	65,567	262

PROPERTY PORTFOLIO - AUSTRALIA
for the year ended 31 December 2008

Shopping Centre	State	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Fair value 31 Dec 08 $million	Fair value 31 Dec 07 $million	Retail Cap Rate 31 Dec 08 %	Retail Sales: Total Annual Sales $million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales $psm	Retail Sales: Variance %	Lettable Area* (sqm)	No. of Retailers*
Liverpool	New South Wales	50	50	400.6	438.0	6.00%	441.6	7.1	8,107	7.1	93,387	337
Macquarie	New South Wales	55	55	484.0	471.0	5.50%	601.4	5.2	9,835	5.8	98,787	274
Marion	South Australia	50	50	490.0	465.0	5.75%	738.1	4.9	10,721	4.1	130,708	332
Miranda	New South Wales	50	50	636.0	614.9	5.50%	699.2	2.0	11,256	2.0	110,644	395
Mt Druitt	New South Wales	50	50	215.0	225.0	6.50%	355.7	3.9	7,919	3.5	61,345	247
Mt Gravatt	Queensland	75	75	646.9	604.6	5.75%	578.2	1.8	9,993	3.7	102,380	311
North Lakes	Queensland	50	50	185.0	192.5	6.00%	317.3	81.6	7,518	74.0	61,730	215
North Rocks	New South Wales	100	100	107.0	107.0	7.50%	129.0	24.1	6,639	15.0	23,167	91
Pacific Fair	Queensland	44	44	460.9	478.6	5.75%	619.4	(0.1)	11,906	(1.0)	105,917	314
Parramatta	New South Wales	50	50	711.1	753.0	5.50%	697.9	6.8	9,521	10.0	139,388	490
Penrith	New South Wales	50	50	528.3	535.0	5.50%	577.9	3.7	9,936	4.5	90,433	346
Plenty Valley##	Victoria	50	50	125.9	13.0	6.25%	182.3	218.9	6,615	475.7	53,975	181
Southland	Victoria	50	50	600.0	635.0	5.50%	765.8	4.0	8,520	4.3	133,187	406
Strathpine	Queensland	100	100	250.0	280.0	7.25%	258.0	10.1	7,731	13.0	46,223	166
Sydney Central Plaza	New South Wales	100	100	545.0	521.9	6.00%	348.6	(2.6)	15,337	4.3	54,933	93
Sydney City** #	New South Wales	100	100	655.8	655.4	7.25%	220.0	(5.2)	9,606	(5.8)	88,463	295
Tea Tree Plaza	South Australia	50	50	299.5	330.0	6.00%	480.6	3.6	9,683	2.3	95,789	254
Tuggerah	New South Wales	100	100	589.0	580.0	6.25%	471.9	2.9	6,983	1.0	85,775	273
Warrawong	New South Wales	100	100	179.0	215.0	7.75%	205.1	(0.9)	6,080	(5.0)	59,995	142

PROPERTY PORTFOLIO - AUSTRALIA

for the year ended 31 December 2008

							Retail Sales					
Shopping Centre	State	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Fair value 31 Dec 08 $million	Fair value 31 Dec 07 $million	Retail Cap Rate 31 Dec 08 %	Total Annual Sales $million	Variance %	Specialty Annual Sales $psm	Variance %	Lettable Area* (sqm)	No. of Retailers*
Warringah Mall	New South Wales	25	25	271.3	271.3	5.50%	779.6	2.0	9,736	2.4	127,455	329
Westlakes	South Australia	50	50	180.9	176.5	6.00%	365.0	10.7	8,861	13.9	62,000	215
Whitford City	Western Australia	50	50	293.0	275.0	6.25%	474.2	6.5	9,250	3.6	76,466	299
Woden	ACT	50	50	315.0	305.0	6.00%	436.4	2.5	9,481	5.8	72,253	267
Total Australian portfolio				**20,883.6**	**20,105.0**	**5.8%**					**3,713,250**	**12,070**

* Includes office suites where applicable

** Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade

\# Centres currently under redevelopment

\## Redevelopment completed during the year

PROPERTY PORTFOLIO - NEW ZEALAND
for the year ended 31 December 2008

Shopping Centre	Location	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Fair value 31 Dec 08 NZ$million	Fair value 31 Dec 07 NZ$million	Retail Cap Rate 31 Dec 08 %	Retail Sales: Total Annual Sales NZ$million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales NZ$psm	Retail Sales: Variance %	Lettable Area (sqm)	No. of Retailers
Albany	Auckland	100	100	394.0	384.0	6.38%	257.3	230.2	8,104	240.5	53,111	147
Chartwell	Hamilton	100	100	152.0	152.0	7.50%	115.2	5.5	7,105	1.0	21,915	113
Downtown	Auckland	100	100	81.0	78.9	7.75%	65.7	1.1	7,711	1.2	13,737	82
Glenfield	Auckland	100	100	146.5	194.5	8.25%	156.5	(13.6)	5,424	(22.5)	31,030	135
Manukau##	Auckland	100	100	329.3	242.5	7.25%	208.7	17.0	7,576	20.9	46,125	195
Newmarket	Auckland	100	100	256.0	284.3	6.88%	121.1	(1.1)	10,425	(5.5)	32,197	121
Pakuranga	Auckland	100	100	105.0	123.5	8.25%	110.4	(5.5)	5,464	(10.0)	27,706	119
Queensgate	Wellington	100	100	366.5	368.0	6.63%	232.7	1.9	7,374	1.4	52,322	183
Riccarton#	Christchurch	100	100	369.5	408.5	6.65%	303.2	0.4	10,521	(1.6)	47,130	154
Shore City	Auckland	100	100	123.0	153.0	8.13%	61.7	(22.1)	6,648	(23.3)	14,877	85
St Lukes	Auckland	100	100	482.0	511.0	6.38%	259.5	(4.9)	9,886	(7.4)	46,832	191
WestCity	Auckland	100	100	208.5	225.0	7.63%	159.2	(1.5)	6,963	(2.8)	37,224	145
Total New Zealand portfolio in NZ$				**3,013.3**	**3,125.2**						**424,206**	**1,670**
Exchange rate				1.1961	1.1341							
Total New Zealand portfolio in A$				**2,519.3**	**2,755.6**	**7.0%**						

Centre currently under redevelopment

Redevelopment completed during the year

82-35029

WESTFIELD GROUP

APPENDIX 1C

PROPERTY PORTFOLIO - UNITED KINGDOM

for the year ended 31 December 2008

Shopping Centre	Location	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Fair value 31 Dec 08 £million	Fair value 31 Dec 07 £million	Estimated Yield 31 Dec 08 %	Lettable Area (sqm)	No. of Retailers
Belfast	Belfast	* 33	* 33	66.7	93.3	7.88%	31,499	92
Derby	Derby	50	50	216.8	287.6	6.07%	120,579	241
Guildford	Guildford	50	50	52.3	69.5	6.97%	13,016	69
Westfield London ##	London	50	-	1,136.1	-	** 5.25%	151,453	361
Merry Hill	Birmingham	* 33	* 33	271.0	314.2	5.84%	151,267	265
Nottingham	Nottingham	75	75	46.1	61.7	7.83%	43,363	104
Sprucefield	Sprucefield	100	100	51.0	73.6	7.60%	21,476	5
Tunbridge Wells	Tunbridge Wells	* 33	* 33	36.8	51.4	8.85%	30,966	119
Total United Kingdom portfolio in £				**1,876.8**	**951.3**		**563,619**	**1,256**
Exchange rate				0.4775	0.4383			
Total United Kingdom portfolio in A$				**3,930.4**	**2,170.4**	**5.8%**		

* The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

** Estimated stabilised centre yield.

Redevelopment completed during the year

82-35029

WESTFIELD GROUP **APPENDIX 1D**

PROPERTY PORTFOLIO - UNITED STATES
for the year ended 31 December 2008

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31-Dec-07 %	Fair value 31 Dec 08 US$million	Fair value 31 Dec 07 US$million	Estimated Yield 31 Dec 08 %	Retail Sales – Specialty Annual Sales US$million	Retail Sales – Specialty Annual Sales US$psf	Retail Sales – Specialty Annual Sales Var. psf %	Lettable Area (sqf) Total	Lettable Area (sqf) Specialty	No. of Specialty Stores
Annapolis	Maryland	100	100	691.0	718.2	6.01%	225.4	488	(15.3)	1,473,103	780,955	252
Belden Village	Ohio	100	100	175.0	195.0	6.92%	99.2	391	(2.4)	826,316	316,127	114
Brandon	Florida	100	100	386.0	390.6	6.70%	160.2	427	(9.2)	1,155,300	535,585	211
Broward	Florida	100	100	205.2	225.0	5.90%	87.2	378	(15.1)	995,810	279,216	127
Capital	Washington	100	100	187.2	206.6	6.73%	86.5	353	(12.6)	789,194	482,599	136
Century City	Los Angeles	100	100	773.1	779.0	5.91%	222.3	855	(4.1)	875,252	518,252	148
Chicago Ridge	Illinois/ Indiana	100	100	146.0	136.4	7.30%	90.2	378	(4.9)	829,154	406,114	144
Citrus Park	Florida	100	100	271.7	275.3	6.40%	107.2	382	(11.8)	1,144,889	507,941	152
Connecticut Post	Connecticut	100	100	260.1	295.1	7.20%	85.8	340	(3.4)	1,324,274	656,132	183
Countryside	Florida	100	100	203.2	239.0	7.00%	98.3	339	(9.0)	1,210,841	392,026	168
Culver City[#]	Los Angeles	100	100	158.2	205.4	8.03%	72.5	327	(9.7)	696,741	293,241	126
Downtown Plaza	Northern California	100	100	99.9	211.9	6.70%	59.8	320	(7.4)	1,166,783	384,363	116
Eastland	Los Angeles	100	100	119.3	135.5	6.75%	18.7	360	(8.9)	806,434	593,079	37
Eastridge	North Carolina	100	100	43.4	50.0	10.00%	41.8	227	(7.5)	875,894	276,147	93
Fashion Square	Los Angeles	50	50	145.9	150.0	6.12%	160.9	546	(6.4)	845,399	342,864	135
Fox Valley	Illinois/ Indiana	100	100	252.0	266.4	7.00%	105.9	326	(9.1)	1,428,401	548,649	186
Franklin Park	Ohio	100	100	356.3	391.7	6.00%	127.8	406	(4.3)	1,295,923	634,130	163
Galleria at Roseville[#]	Northern California	100	100	340.5	339.2	6.20%	151.3	455	(12.1)	1,118,009	545,965	162
Garden State Plaza	New Jersey	50	50	724.1	727.8	5.60%	342.5	702	1.1	2,131,059	998,227	290
Gateway	Nebraska	100	100	118.5	149.3	7.00%	74.6	348	1.4	973,374	415,930	126
Great Northern	Ohio	100	100	148.8	173.1	6.80%	89.5	328	(4.5)	1,237,670	439,704	145
Hawthorn	Illinois/ Indiana	100	100	253.2	264.4	6.80%	86.1	309	(6.8)	1,339,071	573,688	163
Horton Plaza	San Diego	100	100	360.8	399.9	5.94%	89.2	444	(8.4)	724,727	444,241	127
Louis Joliet	Illinois/ Indiana	100	100	143.1	140.6	6.00%	75.1	387	(4.5)	927,702	311,234	110
Mainplace	Los Angeles	100	100	303.0	321.6	6.90%	121.6	372	(10.1)	1,108,544	448,044	188

WESTFIELD GROUP

PROPERTY PORTFOLIO - UNITED STATES

for the year ended 31 December 2008

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31-Dec-07 %	Fair value 31 Dec 08 US$million	Fair value 31 Dec 07 US$million	Estimated Yield 31 Dec 08 %	Retail Sales: Specialty Annual Sales US$million	Retail Sales: Specialty Annual Sales US$psf	Retail Sales: Specialty Annual Sales Var. psf %	Lettable Area (sqf) Total	Lettable Area (sqf) Specialty	No. of Specialty Stores
Meriden	Connecticut	100	100	141.7	174.6	7.30%	74.2	329	(3.9)	893,991	442,054	145
Mission Valley	San Diego	100	100	331.9	380.3	6.43%	112.5	442	(2.6)	1,579,736	800,808	133
Montgomery	Maryland	50	50	225.0	251.0	6.16%	204.1	554	(4.1)	1,221,103	509,002	199
North County	San Diego	100	100	243.9	244.9	6.85%	123.3	383	(6.4)	1,254,937	374,440	172
Oakridge	Northern California	100	100	345.0	410.0	6.80%	144.5	444	(2.3)	1,140,203	613,459	208
Old Orchard	Illinois/ Indiana	100	100	502.1	503.3	6.00%	165.7	548	(8.4)	1,788,599	769,876	149
Palm Desert	Los Angeles	100	100	193.9	236.0	6.93%	90.1	368	(9.2)	1,004,160	391,467	155
Parkway	San Diego	100	100	308.7	352.8	7.01%	115.9	376	(5.7)	1,320,278	553,938	198
Plaza Bonita**	San Diego	100	100	376.6	234.7	6.56%	130.4	448	(1.4)	1,033,995	510,230	183
Plaza Camino Real	San Diego	100	100	196.8	240.3	6.50%	92.6	343	(7.5)	1,128,917	410,707	149
Promenade	Los Angeles	100	100	57.6	79.9	7.65%	29.4	378	(9.0)	614,323	344,323	50
San Francisco	Northern California	*	*	570.3	635.7	5.76%	237.7	675	0.8	1,460,847	545,009	196
Santa Anita*	Los Angeles	100	100	375.8	436.1	6.93%	166.0	422	(8.1)	1,186,385	670,561	202
Sarasota	Florida	100	100	135.9	163.6	5.96%	57.7	284	(12.6)	944,782	364,132	132
Solano	Northern California	100	100	221.0	276.0	7.25%	95.2	344	(9.2)	1,063,810	504,235	168
South Shore	New York	100	100	197.0	229.0	7.36%	86.9	381	(8.0)	1,158,267	301,006	125
Southcenter**	Washington	100	100	711.1	380.0	6.40%	186.2	578	(14.1)	1,671,242	713,767	246
Southgate	Florida	100	100	99.7	106.2	8.02%	48.8	440	(14.4)	422,505	136,631	46
Southlake	Illinois/ Indiana	100	100	258.1	274.7	6.70%	134.8	398	(3.2)	1,368,228	681,887	176
Southpark	Ohio	100	100	297.2	324.5	6.80%	129.3	339	(0.9)	1,652,773	864,372	184
Sunrise	New York	100	100	108.6	158.3	7.06%	76.3	331	(5.2)	1,221,996	488,498	162
Topanga**	Los Angeles	100	100	802.4	725.0	6.20%	241.9	462	(7.0)	1,584,649	662,752	269
Trumbull	Connecticut	100	100	295.0	322.0	7.29%	104.2	385	(3.3)	1,172,006	496,056	178
UTC	San Diego	50	50	198.6	192.0	5.70%	188.4	619	(7.1)	1,064,577	470,151	150
Valencia Town Center*	Los Angeles	50	50	117.4	114.5	7.20%	125.3	396	(10.4)	852,503	459,584	154
Valley Fair	Northern California	50	50	510.1	540.0	5.86%	395.9	781	(5.4)	1,477,579	742,851	267

WESTFIELD GROUP

PROPERTY PORTFOLIO - UNITED STATES

for the year ended 31 December 2008

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 31 Dec 08 %	Consolidated or Equity Accounted Interest 31-Dec-07 %	Fair value 31 Dec 08 US$million	Fair value 31 Dec 07 US$million	Estimated Yield 31 Dec 08 %	Retail Sales – Specialty Annual Sales US$million	Retail Sales – Specialty Annual Sales US$psf	Retail Sales – Specialty Annual Sales Var. psf %	Lettable Area (sqf) Total	Lettable Area (sqf) Specialty	No. of Specialty Stores
Vancouver	Washington	100	100	146.0	150.0	6.58%	74.1	338	(8.4)	941,566	340,000	148
West Covina	Los Angeles	100	100	280.1	314.0	6.50%	125.4	345	(6.5)	1,183,692	505,598	200
Westland	Florida	100	100	138.1	175.7	5.78%	74.4	422	(9.4)	834,997	231,179	100
Wheaton	Maryland	100	100	297.4	353.1	7.11%	94.2	327	(2.3)	1,632,733	637,558	197
Total United States portfolio in $US				**15,548.5**	**16,365.2**					**63,175,243**	**27,660,584**	**8,843**
Exchange rate				0.6897	0.8785							
Total United States portfolio in A$				**22,543.9**	**18,628.6**	**6.5%**						

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%.

Centres currently under redevelopment

Redevelopment completed during the year

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Westfield

82-35029

Westfield Group

Shopping Centre Operational Performance Report

Year Ended 31 December 2008



Westfield London

Overview of Portfolio

The Westfield Group portfolio of shopping centres is geographically diverse, spread across five states and one territory in Australia and 12 states in the United States, as well as in New Zealand and the United Kingdom. These centres are generally located near or in major metropolitan areas, anchored by long-term tenancies with major retailers and incorporate a wide cross-section of specialty retailers and national chain store operators.

The shopping centre investments are undertaken on both a wholly owned basis and through joint ventures and co-ownership arrangements, in each case, primarily with major institutional investors.

The following table summarises the Westfield Group portfolio as at 31 December 2008.

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	8,843	12,070	1,256	1,670	23,839
GLA (million square metres)	5.9	3.7	0.6	0.4	10.6
Westfield Asset Value (billion)[1]	US$15.5	A$20.9	£1.9	NZ$3.0	A$49.9
Assets Under Management (billion)[2]	US$18.7	A$29.3	£4.9	NZ$3.2	A$69.4

Gross Lettable Area


UK
6%
Australia
35%
US
55%
NZ
4%

Assets Under Management


UK
15%
Australia
42%
US
39%
NZ
4%

Key Global Operating Statistics for the year ended 31 December 2008

- Comparable shopping centre net operating income growth: 2.8%
- Global portfolio: 97.1% leased
- Weighted average initial lease term: 17 years (Anchor tenants 29 years, Specialty tenants 11 years)
- Weighted average unexpired lease term: 10 years (Anchor tenants 16 years, Specialty tenants 6 years)
- Total number of lease deals completed: 4,905 representing 874,488 square metres
- Shopping centre arrears of 1.1% of annual billings

[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment.

[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment.

Note: Exchange rates as at 31 December were AUD/USD 0.6897, AUD/GBP 0.4775, AUD/NZ 1.1961

Australia and New Zealand

In Australia and New Zealand, as at 31 December 2008, we had ownership interests in 56 shopping centres, 49 of which are managed by the Group. As at 31 December 2008, the gross value of the properties under management was approximately A$32.0 billion, of which the book value of the Group's proportionate interest was A$23.4 billion. Of these 56 properties, 29 properties are wholly owned and 27 properties are held through joint ventures or co-ownership arrangements.

United States

In the United States, as at 31 December 2008, the Group had ownership interests in 55 shopping centres all of which are managed by the Group. Of these 55 properties, 48 properties are accounted for as consolidated entities and 7 are accounted for as equity accounted joint ventures. As at 31 December 2008, the gross value of these real estate assets was approximately A$27.1 billion (US$18.7 billion), of which the book value of the proportionate interest was A$22.5 billion (US$15.5 billion).

United Kingdom

In the United Kingdom, as at 31 December 2008, the Group had ownership interests in and managed eight shopping centres. The gross value of the properties managed was approximately A$10.3 billion (£4.9 billion), of which the Group's proportionate interest was A$4.0 billion (£1.9 billion). Seven of the centres are held through joint ventures and one is wholly owned.

Geographic Diversity of Property Portfolio and Clustering Philosophy

With the Group's shopping centre portfolio being geographically diverse, spread across Australia, the United States, New Zealand and the United Kingdom, this provides a diversified revenue base. In addition, the size and geographic diversity of the property portfolio significantly reduces the dependence upon any single tenant or property. On a consolidated basis, as at 31 December 2008, the largest property represented 4.8% of the total shopping centre investments, and the 10 largest properties represented 25.2% of the total shopping centre investments. In addition, as a result of the clustering philosophy, the Group is able to achieve economies of scale within its geographic markets. Clustering also facilitates branding and allows for regional advertising which is important to major retailers.

Quality of the Portfolio – Stability of Income

The Group's shopping centre portfolio has a diverse range of in excess of 23,800 retail outlets across the four markets.

On a tenancy basis, the largest retailer in the portfolio as a proportion of area represents 11.1% of the Group's GLA. The largest retailer as a proportion of rental income represents 2.0% of the Group's rental income.

The Top 10 largest Specialty retailers across the group represent 4.9% as a proportion of total area or 6.1% as a proportion of total rent, with no single tenant contribution more than 1%.

The following table lists the 10 largest Anchor tenants across the portfolio and their percentage of total GLA as at 31 December 2008:

Anchor	Region	Number of Anchor Stores	Area ('000 sqm)	% of Total Retail GLA
Macy's, Inc.[1]	USA	61	1,146	11.1%
Sears	USA	35	570	5.5%
JC Penney	USA	38	561	5.4%
Myer	AUS	26	504	4.9%
Woolworths Limited[2]	AUS/NZ	64	327	3.2%
David Jones	AUS	18	249	2.4%
Nordstrom	USA	15	239	2.3%
Target (Aust)	AUS	32	234	2.3%
K Mart	AUS/NZ	29	208	2.0%
Dillard's	USA	12	198	1.9%

[1] *Macy's, Inc. includes Macy's and Bloomingdale's.*
[2] *Woolworths Limited includes Woolworths, Safeway, Big W and Dan Murphy's.*

The following table lists the 10 largest specialty retailers across the portfolio and their percentage of Specialty Store GLA as at 31 December 2008:

Specialty Retailer	Region	Number of Stores Lease	Area ('000 sqm)	% of Specialty Store GLA
Gap Inc	USA/UK	91	91	2.0%
Abercrombie & Fitch Co.	USA/UK	93	65	1.4%
Limited Brands	USA	105	62	1.3%
Foot Locker	USA/AUS/NZ/UK	182	62	1.3%
Dick's Sporting Goods	USA	10	54	1.2%
Borders Inc	USA	29	41	0.9%
Rebel	AUS/NZ	33	40	0.9%
Luxottica Retail Group	USA/AUS/NZ/UK	283	38	0.8%
H&M	USA/UK	20	35	0.7%
Express	USA	43	34	0.7%

In addition to the quality and diversity of the portfolio, rental income is secured through base rents payable under lease contracts. These lease structures reduce the volatility of rental income with a high proportion of contracted minimum rent.

For the year ended 31 December 2008 only 1.2% of rental income was directly linked to retailer sales turnover. The following table sets forth the proportion of rent directly related to the level of retailer sales turnover as opposed to base rent at contracted levels under leases:

	31 December		
	2008	2007	2006
Contracted Base rent	98.8%	98.2%	98.1%
Turnover rent	1.2%	1.8%	1.9%
	100%	100%	100%

Details of the compilation of rental income by region are set out in the regional sections following.

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Lease Structures

The current structure of retailer leases vary by region.

(i) *Australia and New Zealand*

In Australia and New Zealand approximately 82% of rental income is derived from Specialty Stores, with standard specialty shop lease terms of 5-7 years and current annual contracted increases of CPI + 2%. Anchor tenants generally have lease terms of 20-25 years with stepped increases throughout the term which can be either fixed, CPI based or sales turnover based.

(ii) *United States*

In the United States the majority of rental income is derived from Specialty Shops whose standard lease term is 8-10 years and generally provides for rent escalations over the term of the lease. As at 31 December 2008 Specialty Store rental income represented 98% of total annual rental income.

Anchor tenants generally own their own sites with reciprocal operating agreements in place with the mall owner.

(iii) *United Kingdom*

In the United Kingdom, approximately 89% of income is derived from Specialty Stores whose recent standard lease terms are generally 10-15 years with generally a five-year upward only market review throughout the term. Anchor tenants generally have lease terms of 20+ years also with upward only market reviews every 5 years.

Lease Expiry Profile

The following table lists the lease expiry profile for the portfolio across the four markets, inclusive of both Specialty Retailers and leased Anchors (excludes US anchor tenants).

Expiring per year:	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
GLA ('000 sqm)	645	580	580	618	511	368	373	324	401	460
GLA (%)	8.8%	7.9%	7.9%	8.4%	6.9%	5.0%	5.1%	4.4%	5.4%	6.2%

The following sets out additional supplemental disclosures across each of the Group's main regions of the United States, Australia and New Zealand and the United Kingdom for the year ended 31 December 2008, for total retail GLA excluding offices and storage areas.

United States Operations

All areas are quoted in square feet and all amounts are in US dollars.

Specialty Stores include Specialty Shops (retail stores occupying less than 20,000 square feet of leasable space), Mini-Majors (retail stores generally occupying between 20,000 and 80,000 square feet of leasable space including free standing buildings outside a centre in the parking areas) and Cinemas.

Anchors

Anchors have traditionally consisted of major departments stores in the United States, most of which own their store and the underlying land. However, certain stores at the centres are owned by the Westfield Group and are leased to the Anchor under long-term leases at rates generally lower than the rents charged to Specialty Stores, or in some cases the Group owns the underlying land and leases it to the Anchor under a long-term ground lease. Additionally, the Group generally enters into long-term reciprocal agreements with the Anchors which provide for operating covenants between the centre and Anchor and generally require Anchor contribution towards certain centre expenses.

The following table indicates the parent Company of each occupied Anchor at the centres, the number of stores owned or leased by each Anchor, Anchor GLA, the percentage of Anchor GLA to Total GLA and the annualised minimum rent of each Anchor as of 31 December 2008.

Name	Number of Anchor Stores	Anchor GLA (000's)	% of Total US GLA	2008 Total Annualised Minimum Rent (US$ 000's)[1]
Macy's, Inc.				
Macy's	57	11,355	18.0%	13,958
Bloomingdale's	4	983	1.6%	919
	61	12,338	19.6%	14,877
The Bon-Ton Stores				
Carson Pirie Scott	5	640	1.0%	1,039
Younkers	1	102	0.2%	300
	6	742	1.2%	1,339
Sears	35	6,136	9.7%	2,974
JC Penney	38	6,034	9.6%	5,061
Nordstrom	15	2,574	4.1%	4,420
Dillard's	12	2,134	3.4%	37
Target	8	1,309	2.1%	1,830
Lord & Taylor	5	593	0.9%	1,068
Wal-Mart	2	292	0.5%	1,950
Kohl's	3	264	0.4%	509
Neiman Marcus	2	261	0.4%	221
Belk	1	198	0.3%	-
Mervyn's	2	161	0.3%	155
Saks Fifth Avenue	1	40	0.1%	675
Total	191	33,076	52.5%	35,116

[1] *Includes minimum rents due under certain store or ground leases with the Westfield Group.*

Specialty Stores

During 2008, the five Specialty Store retailers accounting for the largest percentage of Specialty Stores' effective rent (i.e., base rent plus percentage rent) were: Gap Inc (The Gap, Gap Kids, Baby Gap, Banana Republic and Old Navy), Abercrombie & Fitch Co. (Abercrombie & Fitch, abercrombie, Hollister and Ruehl), Limited Brands (Victoria's Secret, Bath & Body Works, and other), Foot Locker Retail, Inc. (Foot Locker, Lady Foot Locker, Champs, Footaction and other), and American Eagle Outfitters (American Eagle Outfitters, Aerie, and Martin & Osa).

The following table sets forth certain information with respect to the 10 largest Specialty Store retailers (through their various operating divisions) in terms of Specialty GLA, as at 31 December 2008:

Tenant	Number of Specialty Stores Leased	Specialty Store GLA (000's)	% of Total US Specialty Store GLA	% of Total US Specialty Store Effective Rent
Gap Inc	85	951	3.4%	3.0%
Abercrombie & Fitch Co.	92	688	2.5%	2.8%
Limited Brands	105	670	2.5%	2.7%
Foot Locker Retail, Inc	142	588	2.1%	2.3%
Dick's Sporting Goods	10	577	2.1%	0.9%
Borders Group	29	440	1.6%	1.1%
Express	43	363	1.3%	1.3%
American Eagle Outfitters	61	360	1.3%	1.6%
Forever 21	37	353	1.3%	1.3%
New York & Company	46	331	1.2%	1.1%
	650	5,321	19.3%	18.1%

Specialty Store retailers include 30 Cinemas comprising 1,862,000 square feet or 3.0% of Total GLA. The weighted average remaining lease term for Cinemas is 9.8 years. The largest cinema parent tenant group occupies approximately 500,000 square feet.

The Top 10 largest Specialty retailers in the United States represent 19.3% as a proportion of specialty area or 18.1% as a proportion of specialty rent, with no single tenant contribution more than 3%.

Sales

The table below sets forth total Specialty Shop sales for the United States for the periods presented:

Year	Total Sales (US$ millions)	Total % Increase / (Decrease)[1]
2008	6,815	(5.9)%
2007	7,201	4.3%
2006	7,393	5.5%

[1] *Percentage increase/ (decrease) is calculated excluding centres disposed of during the relevant period.*

Reported sales per square foot for Specialty Shops and percentage change were as follows:

	2008	2007	2006
Reported sales per square foot[1]	US$437	US$469	US$455
Increase / (Decrease) from prior year	(6.8)%	3.1%	7.3%
Increase / (Decrease) from prior year on a comparable Specialty Shops basis	(6.1)%	1.2%	4.6%

[1] *Calculated on specialty shops of 10,000 square feet or less of leaseable area*

Leasing

Leasing rates are calculated on the basis of signed leases, excluding temporary leases which have a term of less than one year. The following table sets forth leasing percentages by period:

	31 December		
	2008	2007	2006
Leased rate	92.6%	94.1%	94.5%

Occupancy Costs

The following table sets forth the total base rent and expense recoveries as a percentage of sales for reporting Specialty Shops retailers:

	31 December		
	2008	2007	2006
Occupancy costs as a percentage of sales	16.3%	14.7%	13.9%

Proportion of Rent related to Sales

The following table sets forth the proportion of rent directly related to the level of retailer sales turnover as opposed to base rent at contracted levels under leases, for all retailers:

	2008	2007	2006
Proportion of Rent :			
Contracted Base rent	98.3%	97.5%	97.1%
Turnover Rent	1.7%	2.5%	2.9%
Total Rent	100%	100%	100%

Lease Expirations

The weighted average initial lease term for the United States is 13 years with the average for Anchor tenants at 19 years and Specialty Stores at 11 years. The following table shows scheduled lease expirations over the next 10 years for Specialty Store leases in place at 31 December 2008:

Year Ending 31 December	Number of Specialty Store Leases Expiring	Specialty Store GLA of Expiring Leases (Sq. Ft.)	% of US Specialty Store GLA Represented by Expiring Leases	Average Base Rent (psf) of Expiring Leases (US$)	Annualised Base Rent of Expiring Leases (US$ 000's)	% of US Base Rent Represented by Expiring Leases
2009	998	2,561,710	9.3%	33.66	86,221	8.2%
2010	882	2,285,179	8.3%	37.30	85,235	8.1%
2011	851	2,481,134	9.0%	36.91	91,567	8.7%
2012	731	2,179,090	7.9%	38.90	84,771	8.0%
2013	676	1,765,004	6.4%	44.44	78,437	7.4%
2014	513	1,381,730	5.0%	45.20	62,457	5.9%
2015	592	1,924,888	7.0%	43.26	83,274	7.9%
2016	610	1,804,171	6.5%	50.12	90,418	8.6%
2017	784	2,593,665	9.4%	52.62	136,474	12.9%
2018	597	2,231,154	8.1%	48.77	108,814	10.3%

Specialty Shop Rental Rates

The following table contains average base and effective rent (base rent plus percentage rent) on a per square foot basis of the Specialty Shops:

As of 31 December	Base Rent	Effective Rent
2008	US$45.58	US$46.41
2007	US$44.98	US$45.91
2006	US$42.57	US$43.53

The following table illustrates increases in Specialty Shop rental rates:

Year	Leases Executed During the Period[1]	% Increase[2]
2008	US$49.10	19.5%
2007	US$50.62	21.8%
2006	US$51.99	31.6%

[1] Represents average base rent for the initial year of occupancy including renewals.
[2] Represents increase over average base rent for lease expirations during the period.

Under A-IFRS, contractual rent increases are recognised as rental income using the straight line method over the respective lease term which may result in the recognition of income not currently billable under the terms of the lease. The amount of contractual rent recognised for GAAP purposes in excess of rent billed for the years ended 31 December 2008, 2007 and 2006 was US$19.2 million, US$23.5 million and US$21.5 million respectively.

Seasonality

The following table sets forth specialty shop sales by quarter and percentage leased at quarter end:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(US$ millions)			
2008 Quarterly Data:				
Specialty Shop Sales[1]	$1,555.7	$1,620.1	$1,629.5	$2,009.7
Percentage Leased	92.8%	92.8%	92.8%	92.6%
2007 Quarterly Data:				
Specialty Shop Sales[1]	$1,571.0	$1,627.0	$1,668.5	$2,334.3
Percentage Leased	93.4%	93.5%	93.5%	94.1%
2006 Quarterly Data:				
Specialty Shop Sales[1]	$1,528.4	$1,671.1	$1,713.0	$2,480.5
Percentage Leased	93.2%	93.5%	93.5%	94.5%

[1] Excludes sales for the current year for centres disposed of in the year.

Capital Expenditure

The following table summarises capital expenditures and capital leasing costs by year:

	2008	2007	2006
Renovations and expansions	684.0	778.9	648.4
Tenant allowances	38.7	39.3	63.8
Capitalised leasing costs	26.3	24.1	24.1
Other capital expenditures	3.3	0.7	1.5
Total	752.3	843.0	737.8

Australia and New Zealand Operations

All areas quoted in square metres and include externally managed centres, current project centres at the pre-development Gross Lettable Area (GLA) and exclude one managed centre in which there is no ownership interest.

Anchors

Generally, Anchors are major stores whose merchandise appeals to a broad range of customers and traditionally have been a significant factor in the public's perception of a shopping centre. The following table lists Anchors with their broad trading categories, the number of stores leased by each Anchor, Anchor GLA and percentage of Anchor GLA to total GLA, and the average lease term remaining as of 31 December 2008:

Name	Number of Anchor Stores	Anchor GLA (sqm in thousands)	% of Total GLA	Average Lease Term Remaining (years)
Department Stores				
Myer	26	503.9	12.9%	11.1
David Jones	18	248.8	6.4%	15.1
Farmers	10	62.3	1.6%	13.4
Harris Scarfe	6	18.5	0.5%	7.2
Subtotal	**60**	**833.5**	**21.3%**	**11.4**
Discount Department Stores				
Target	32	234.4	6.0%	10.3
Kmart	29	207.5	5.3%	8.4
Big W	21	171.0	4.4%	11.9
The Warehouse	5	30.8	0.8%	4.8
Subtotal	**87**	**643.7**	**16.5%**	**9.9**
Supermarkets				
Coles	37	138.2	3.5%	10.7
Woolworths/Safeway	36	145.7	3.7%	11.5
Foodtown/Countdown	8	31.6	0.8%	5.5
Aldi	14	19.7	0.5%	9.7
Progressive Supa IGA	3	12.5	0.3%	17.6
Bi-Lo	3	11.4	0.3%	6.8
Franklins	4	9.0	0.2%	3.6
Pak N Save	1	6.3	0.2%	15.5
New World	1	3.4	0.1%	13.7
Food for Less	1	1.3	0.1%	0.0
Subtotal	**108**	**379.1**	**9.7%**	**12.9**
Cinemas				
Greater Union	10	60.6	1.6%	11.5
Hoyts	11	51.9	1.3%	9.4
Birch Carroll & Coyle	6	32.9	0.8%	7.7
Sky City Cinemas	6	31.0	0.8%	14.9
Village	5	30.6	0.8%	13.3
Reading Cinemas	1	4.3	0.1%	10.9
Grand Cinemas	1	3.2	0.1%	2.9
Subtotal	**40**	**214.6**	**5.5%**	**10.8**
Other				
Toys R Us	11	31.8	0.8%	4.7
Bunnings Warehouse	4	30.0	0.8%	9.5
Harvey Norman	7	28.3	0.7%	6.4
Dan Murphy's	7	10.6	0.3%	8.0
Kmart Garden	1	4.2	0.1%	9.9
Subtotal	**30**	**104.8**	**2.7%**	**6.5**
Total	**325**	**2,175.8**	**55.7%**	**10.9**

The Anchor tenants in Australia and New Zealand represent 55.7% as a proportion of total area or 18% as a proportion of total rent, with no single tenant contribution more than 3.1%.

Specialty Stores

The following table sets forth certain information with respect to the 10 largest Specialty Store retailers, by way of either common trading name or through their various operating divisions, in terms of Specialty GLA at 31 December 2008:

Tenant	Number of Specialty Stores Leased	Specialty GLA (sqm in thousands)	% of Total Specialty Store GLA
Rebel	33	39.6	2.3%
Just Group	215	31.0	1.8%
JB Hi-Fi	29	30.5	1.8%
Borders	15	27.9	1.6%
DSE Holdings (Dick Smith/Tandy)	60	26.4	1.5%
Best & Less	24	25.5	1.5%
New Price Retail	74	21.8	1.3%
Colorado Group	131	21.3	1.2%
Specialty Fashion Group	127	19.2	1.1%
Sussan Corporation	108	17.9	1.0%
Total	**816**	**261.1**	**15.1%**

The Top 10 largest Specialty retailers in Australia and New Zealand represent 6.7% as a proportion of total area or 10.7% as a proportion of total rent, with no single tenant contribution more than 2.3%.

Sales

The table below sets forth total retailer sales for the portfolio for the periods presented:

	AUSTRALIA		NEW ZEALAND	
Year Ended 31 December	Total Sales (in billions)	Total % Increase	Total Sales (in billions)	Total % Increase
2008	A$20.7	7.1%	NZ$2.1	8.2%
2007	A$19.8	5.9%	NZ$1.9	7.9%
2006	A$18.7	5.7%	NZ$1.8	6.9%

Reported sales per square metre for Specialty Store retailers for the years ended 31 December 2008, 2007, and 2006 were as follows:

	AUSTRALIA			NEW ZEALAND		
	2008	2007	2006	2008	2007	2006
Reported sales per square metre[1]	A$9,643	A$9,417	A$9,152	NZ$7,872	NZ$8,521	NZ$8,929
Increase / (Decrease) in reported sales from prior year (comparable)	4.2%	7.1%	4.6%	(3.3%)	2.7%	2.7%

[1] *The basket of comparable centres can vary from year to year. The reduction in reported sales for New Zealand includes the impact of changes in stable centres between the periods, relating to centre redevelopment.*

82-35029

Leasing

Leased rate is calculated on the basis of signed or agreed leases. In Australia and New Zealand, Anchors lease their space and, therefore, the leased rate includes Anchor GLA. The following table sets forth the leased rate for the periods presented:

	31 December		
	2008	2007	2006
Leased rate	>99.5%	>99.5%	>99.5%

Costs of Occupancy

The following table sets forth occupancy costs for Specialty Stores as a percentage of sales for reporting Specialty Store retailers for the periods presented:

	31 December		
	2008	2007	2006
Occupancy costs as a percentage of sales	17.2%	16.6%	16.2%

Proportion of Rent related to Sales

The following table sets forth the proportion of rent directly related to the level of retailer sales turnover as opposed to base rent at contracted levels under leases, for all retailers:

	2008	2007	2006
Proportion of Rent :			
Contracted Base rent	99.0%	98.5%	98.7%
Turnover Rent	1.0%	1.5%	1.3%
Total Rent	100%	100%	100%

Lease Expirations

The weighted average initial lease term for Australia and New Zealand is 16 years (excluding vacant and leased but not open tenants) with the weighted average initial lease term for anchor tenants at 24 years and Specialty Stores at 7 years. The following table sets forth a summary of Specialty Store lease expirations for the periods presented:

Year Ending 31 December	Number of Specialty Store Leases Expiring	Specialty Store GLA of Expiring Leases (sqm)	% of Specialty Store GLA Represented by Expiring Leases
2009	2,312	272,252	15.7%
2010	2,261	270,412	15.6%
2011	2,066	243,067	14.1%
2012	1,938	220,302	12.7%
2013	2,012	233,698	13.5%
2014	998	156,172	9.0%
2015	303	72,652	4.2%
2016	92	44,882	2.6%
2017	37	25,673	1.5%
2018	54	40,138	2.3%

Specialty Store Rental Rates

The following table sets forth average base rent on a per square metre basis of Specialty Stores:

	AUSTRALIA	NEW ZEALAND	
	Average Base Rent	Average Base Rent	% Increase[1]
As of 31 December			
2008	A$1,337	NZ$1,057	6.3%
2007	A$1,249	NZ$1,041	4.7%
2006	A$1,203	NZ$1,002	5.4%

[1] *Comparable growth for the Australian & New Zealand regions.*

Seasonality

The following table summarises total store sales by quarter and percentage leased at quarter end:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
AUSTRALIA		($ millions)		
2008 Quarterly Data:				
Total Sales	A$4,563	A$4,832	A$4,852	A$6,404
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2007 Quarterly Data:				
Total Sales	A$4,363	A$4,599	A$4,590	A$6,165
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2006 Quarterly Data:				
Total Sales	A$4,047	A$4,287	A$4,232	A$5,815
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
NEW ZEALAND				
2008 Quarterly Data:				
Total Sales	NZ$468	NZ$492	NZ$476	NZ$616
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2007 Quarterly Data:				
Total Sales	NZ$417	NZ$439	NZ$429	NZ$603
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2006 Quarterly Data:				
Total Sales	NZ$391	NZ$419	NZ$402	NZ$535
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%

United Kingdom Operations

All areas quoted in square metres

Sales data in our United Kingdom centres is currently not collected for all of our tenants in our portfolio as a significant proportion of our tenants are not a required to provide this information under their existing leases. These leases pre-date our ownership of United Kingdom portfolio. As new leases are executed, however, we are updating the terms to require tenants, as a condition of the lease, to provide sales data.

With the opening of Westfield London in October 2008, the following Anchor, Specialty Stores and Lease Expiration tables now reflect the new tenants and leases for that Centre.

Anchors

The following table sets out the Anchors at the shopping centres, the number of stores owned or leased by each Anchor, Anchor GLA and percentage of Anchor GLA to total GLA, and average lease term remaining as at 31 December 2008:

Name	Number of Anchor Stores	Anchor GLA (sqm in thousands)	% of Total GLA	Average Lease Term Remaining (Years)
Debenhams	4	49.3	8.7%	20.3
Marks & Spencer	5	42.3	7.5%	96.5
Bhs	5	22.4	4.0%	55.0
Next	5	17.8	3.2%	12.0
Sainsbury's Supermarkets	3	16.3	2.9%	17.8
Asda Stores	2	15.0	2.7%	580.1
TK Maxx	3	14.3	2.5%	7.2
House of Fraser	1	9.8	1.7%	34.7
Fenwick	1	7.8	1.4%	133.3
Showcase Cinema De Lux	1	6.1	1.1%	19.4
Waitrose	1	4.1	0.7%	19.5
Total	**31**	**205.2**	**36.4%**	**87.3**

The Anchor tenants in the United Kingdom represent 36.4% as a proportion of total area or 10.2% as a proportion of total rent, with no single tenant contribution more than 2.5%.

Specialty Stores

The following table sets forth certain information with respect to the 10 largest Specialty Store retailers (through their various operating divisions) in terms of specialty store GLA, as at 31 December 2008:

Tenant	Number of Specialty Stores Leased	Specialty GLA (sqm in thousands)	% of Total Specialty GLA
Arcadia Group	19	18.3	5.1%
Boots	6	14.6	4.1%
B & Q	1	9.4	2.6%
H&M	5	8.6	2.4%
Wilkinson	3	7.6	2.1%
Argos	5	6.6	1.9%
Matalan	2	6.4	1.8%
Curry's	5	6.4	1.8%
New Look	4	6.2	1.7%
Inditex	6	6.2	1.7%
Total	**56**	**90.3**	**25.2%**

The Top 10 largest Specialty retailers in the United Kingdom represent 16% as a proportion of total area or 13.2% as a proportion of total rent, with no single tenant contribution more than 4.0%.

Leasing

Leasing rates are calculated on the basis of signed or agreed leases. In the United Kingdom, Anchors typically lease their stores and, therefore, the leased rate includes Anchor GLA. The leased rate excludes centres which are development impacted. The following table sets forth the leased rate for the periods presented:

	31 December		
	2008	2007	2006
Leased rate	98.9%	>99%	>99%

Proportion of Rent related to Sales

The following table sets forth the proportion of rent directly related to the level of retailer sales turnover as opposed to base rent at contracted levels under leases, for all retailers:

	2008	2007	2006
Proportion of Rent:			
Contracted Base rent	99.3%	99.1%	98.5%
Turnover Rent	0.7%	0.9%	1.5%
Total Rent	100%	100%	100%

Lease Expirations

The weighted average initial lease term (by area) for the United Kingdom is 52 years (excluding vacant and temporary tenants) with the weighted average initial lease term for anchor tenants at 94 years and Specialty Stores at 25 years. The following table sets forth a summary of specialty store lease expirations for the periods presented:

Year Ending 31 December	Number of Specialty Store Leases Expiring	Specialty Store GLA of Expiring Leases (sqm)	% of Specialty Store GLA Represented by Expiring Leases
2009	42	6,542	2.0%
2010	43	8,359	2.5%
2011	52	17,606	5.4%
2012	94	10,130	3.1%
2013	127	14,128	4.3%
2014	22	4,767	1.5%
2015	52	15,707	4.8%
2016	46	13,955	4.3%
2017	115	29,972	9.1%
2018	227	66,554	20.3%

Specialty Store Rental Rates

The following table contains average Specialty Store base rent and increase from the prior year on a square metre basis:

As of 31 December	Average Base Rent	% Increase[1]
2008	£638[2]	2.0%
2007	£645	2.7%
2006	£620	5.9%

[1] *Please note due to the impact of developments, the percentage change has been calculated on a like for like basis.*
[2] *Includes Derby post redevelopment*